   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 1999



                                                      REGISTRATION NO. 333-91677

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1


                                     TO THE


                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                         INTERNATIONAL HOME FOODS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          2032                         13-3377322
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------

                                M. KELLEY MAGGS
                         INTERNATIONAL HOME FOODS, INC.
                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   Copies to:

               A. WINSTON OXLEY                               EDWARD D. SOPHER
            VINSON & ELKINS L.L.P.               AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
          3700 TRAMMELL CROW CENTER                          590 MADISON AVENUE
               2001 ROSS AVENUE                           NEW YORK, NEW YORK 10022
           DALLAS, TEXAS 75201-2975                            (212) 872-1000
                (214) 220-7700

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]


                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     We will amend and complete the information in this prospectus. Although we are permitted by U.S. federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


                    SUBJECT TO COMPLETION, DECEMBER 14, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS
DECEMBER   , 1999

                                     [LOGO]

                         INTERNATIONAL HOME FOODS, INC.
                       10,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

INTERNATIONAL HOME FOODS:

- We are a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names.

- International Home Foods, Inc.
  1633 Littleton Road
  Parsippany, New Jersey 07054
  (973) 359-9920

- NYSE SYMBOL: IHF
THE OFFERING:

- Hicks, Muse, Tate & Furst Equity Fund III L.P. and an affiliate are selling 10,000,000 shares. After giving effect to this offering, the Hicks Muse parties will continue to beneficially own approximately 45% of our shares.

- The underwriters have an option to purchase an additional 1,500,000 shares from the selling stockholders to cover over-allotments.


- There is an existing trading market for these shares. The last reported sales price on December 10, 1999 was $16.375 per share.


- We will not receive any proceeds from the offering.

- Closing: December  , 1999

----------------------------------------------------------------------------------------------
                                                       Per Share                Total
----------------------------------------------------------------------------------------------
Public offering price:                           $                      $
Underwriting fees:
Proceeds to selling stockholders:
----------------------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------
DONALDSON, LUFKIN & JENRETTE
        CHASE SECURITIES INC.
                 CREDIT SUISSE FIRST BOSTON
                         DEUTSCHE BANC ALEX. BROWN
                                 GOLDMAN, SACHS & CO.
                                         MERRILL LYNCH & CO.

                                               MORGAN STANLEY DEAN WITTER

     "Chef Boyardee(R)," "Bumble Bee(R)," "Louis Kemp(R)," "PAM(R)," "Franklin Crunch 'n Munch(R)," "Spreadables(R)," "Gulden's(R)," "Campfire(R)," "Marshmallow Munchie(R)," "Ranch Style(R)," "Luck's(R)," "Dennison's(R)," "Ro*Tel(R)," "Jiffy Pop(R)," "Puritan(R)," "Fraser Farms(R)," "Grist Mill(R)," "Orleans(R)," "Clover Leaf(R)," "Paramount(R)," "Seafest(R)," "Captain Jac(R)," "Pacific Mate(R)," "Harris(R)," "Broadcast(R)," "Wheatena(R)," "Maypo(R)," "Maltex(R)" and "G. Washington's(R)" are our registered trademarks. Libby's is a registered trademark licensed to us through 2013. We have applied for federal registration of the trademark Chef Jr. This prospectus also includes trademarks of companies other than ours.

                               TABLE OF CONTENTS

                                                              PAGE
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   10
Our History.................................................   11
Use of Proceeds.............................................   13
Market for Common Stock and Dividend Policy.................   13
Capitalization..............................................   14
Selected Historical Financial and Operating Data............   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Business....................................................   32
Management..................................................   45
Principal Stockholders......................................   48
Selling Stockholders........................................   49
Certain Relationships and Related Transactions..............   49
Description of Capital Stock................................   50
Description of Indebtedness.................................   52
Underwriting................................................   58
Legal Matters...............................................   60
Experts.....................................................   60
Where You Can Find More Information.........................   60
Information We Incorporate By Reference.....................   61

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

     This summary highlights information that we present in more detail in the other portions of this prospectus. This summary may not contain all of the information that is important to you in deciding whether to invest in our company. To understand this offering fully, you should read the entire prospectus carefully, including the "Risk Factors" and our financial statements which are incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "International Home Foods," "us," "we" or "our" refer to International Home Foods, Inc., and its subsidiaries, and all references to market, category, segment sales, market share percentages and market positions reflect grocery sales dollars, with the exception of Crunch 'n Munch data which includes both grocery and mass merchandisers sales dollars, for the 52-week period ended October 23, 1999, as gathered by A.C. Nielsen for the United States, the 52-week period ended October 9, 1999 for Canada, with the exception of Clover Leaf tuna and salmon for which the 52-week period ended November 6, 1999 is applicable, the 52-week period ended September 30, 1999 for markets in Mexico and the eight month period ended August 31, 1999, as gathered by IRI Puerto Rico, Inc. for Puerto Rico. "Aggregate net sales" includes the effect of all business acquisitions and divestitures made by us as if they had occurred at the beginning of the period discussed.

                         INTERNATIONAL HOME FOODS, INC.

OUR BUSINESS

     We are a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names, including Chef Boyardee prepared foods, Bumble Bee and Orleans premium canned seafood, Louis Kemp specialty seafood, PAM cooking spray, Libby's canned meats, Crunch 'n Munch glazed popcorn and pretzels and Gulden's mustard. In the U.S., 12 of our 16 principal branded product lines command the number one position in their defined markets. Many of our brands also command leading market positions in Canada, Mexico and Puerto Rico. Our portfolio of leading brands provides us with a strong presence in the U.S. as well as an attractive platform for continued international expansion. Our brand name business is complemented by growing foodservice and private label businesses.

     One of our primary objectives is to increase sales through both internal and external growth. Since the beginning of 1997, we have successfully increased sales of existing brands through new product introductions and improved marketing campaigns. In addition, we have completed nine acquisitions, which accounted for $1,146.9 million or 55% of our 1998 aggregate net sales. As result of these initiatives, our sales for the nine months ended September 30, 1999 increased 28% to $1,575.6 million as compared to the same period in 1998. Excluding the impact of any acquisitions and divestitures, sales increased 8% during the same period.

     Our two largest brands, the nationally distributed families of Chef Boyardee prepared foods and Bumble Bee premium canned seafoods, represented approximately 20% and 22%, respectively, of our aggregate net sales in 1998. Chef Boyardee is one of the nation's most widely recognized brands and is found in over half of American homes with children. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and is the leading brand of canned white meat tuna and salmon in the U.S. Our strong Chef Boyardee and Bumble Bee brands are complemented by our other national brands, including PAM cooking spray, Louis Kemp and Orleans specialty seafoods, Libby's canned meats, Crunch 'n Munch glazed popcorn and pretzels, Gulden's mustard, Campfire marshmallows and Ro*Tel canned tomatoes with green chilies, and our strong regional brands including Ranch Style and Luck's canned beans and Dennison's canned chili. Through our Productos Del Monte subsidiary, we are also a leading processor and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. In Canada, our brands are also the category leaders in canned pasta, canned seafood, cooking spray and stews.

     Our portfolio of leading brands provides a critical mass of brand name sales that:

     - creates a position of strength with retailers that is critical in maintaining and securing valuable retail shelf space for our products;

     - provides a strong platform for introducing product line extensions and new products; and

     - allows us to realize synergies in manufacturing, marketing, distribution and raw material sourcing.

OUR BUSINESS STRATEGY

     Our business strategy is to increase sales and profits by:

     - leveraging our leading brands to expand our product offerings;

     - refocusing our marketing efforts;

     - expanding our distribution in foodservice, private label and international markets;

     - completing strategic acquisitions; and

     - continuing to achieve cost savings.

                             CORPORATE INFORMATION

     International Home Foods was incorporated under the laws of the State of Delaware on October 28, 1986. Our executive office is located at 1633 Littleton Road, Parsippany, New Jersey 07054, and our telephone number is (973) 359-9920.

                                  THE OFFERING

Common stock offered in
this offering..............  10,000,000 shares(1)

Common stock to be
outstanding after this
  offering.................  73,771,984 shares(2)

Use of proceeds............  We will not receive any portion of the net proceeds from the sale of common stock in this offering. See "Use of Proceeds."

New York Stock Exchange
  symbol...................  IHF
------------------------------

(1) Does not include 1,500,000 shares that may be sold in the event the over-allotment option is exercised.

(2) Excludes 10,106,689 shares of our common stock issuable upon exercise of stock options granted to some of our employees outstanding as of October 31, 1999. We have reserved an additional 2,320,896 shares of common stock for issuance in connection with options that may be granted under our 1997 Stock Option Plan.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following table presents our summary historical financial data for the periods ended and as of the dates indicated. The summary historical statement of income data for the years ended December 31, 1996, 1997 and 1998 and the summary historical balance sheet data as of December 31, 1997 and 1998 are derived from our audited financial statements which are incorporated by reference in this prospectus. The summary historical statement of income data for the nine month periods ended September 30, 1998 and 1999 and the summary historical balance sheet data as of September 30, 1999 are derived from our unaudited financial statements which are incorporated by reference in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. The selected historical statement of income data for the years ended December 31, 1994 and 1995 and the selected historical balance sheet data as of December 31, 1996 is derived from our audited financial statements not included in this prospectus. The selected historical balance sheet data as of September 30, 1998 is derived from our unaudited financial statements which are not included in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. Period to period comparisons are affected by our leveraged recapitalization in November 1996 and our numerous acquisitions of businesses thereafter. This summary financial data should be read in conjunction with our historical consolidated financial statements and related notes which are incorporated by reference in this prospectus and with "Capitalization," "Selected Historical Financial and Operating Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                   ----------------------------------------------------------   -------------------------
                                     1994       1995       1996        1997          1998          1998          1999
                                                       (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales........................  $  997.3   $  818.9   $  942.8   $   1,222.4   $   1,699.6   $   1,230.7   $   1,575.6
Cost of goods sold...............     463.1      398.2      444.9         611.1         893.4         642.5         843.0
                                   --------   --------   --------   -----------   -----------   -----------   -----------
Gross profit.....................     534.2      420.7      497.9         611.3         806.2         588.2         732.6
Marketing expenses:
  Advertising....................      32.8       42.4       58.6          63.7          64.8          57.2          46.0
  Consumer promotion.............      25.5       23.5       17.5          17.2          15.3          10.1          23.6
  Trade promotion................     127.6      102.0      101.0         154.4         238.3         161.7         252.0
  Other..........................      14.9       18.5       14.4          15.4          16.7          15.1          13.4
                                   --------   --------   --------   -----------   -----------   -----------   -----------
        Total marketing
          expenses...............     200.8      186.4      191.5         250.7         335.1         244.1         335.0
Selling, general and
  administrative expenses:
  Selling........................      52.3       45.9       46.3          45.7          56.2          40.5          49.8
  Storage, packing and
    shipping.....................      63.4       55.3       55.2          60.2          77.2          55.5          69.2
  Administrative.................      23.2       23.6       19.7          22.5          29.0          21.9          26.5
  General and other..............      35.3       40.9       27.7          42.2          61.2          44.8          42.9
  Restructuring charge(1)........        --         --        4.3            --         118.1         118.1            --
  Stock option compensation
    expense (income)(2)..........        --         --         --          46.4          (0.6)          0.9           0.1
                                   --------   --------   --------   -----------   -----------   -----------   -----------
        Total selling, general
          and administrative
          expenses...............     174.2      165.7      153.2         217.0         341.1         281.7         188.5
                                   --------   --------   --------   -----------   -----------   -----------   -----------
Operating profit(3)..............     159.2       68.6      153.2         143.6         130.0          62.4         209.1
Interest expense.................        --         --       17.1         104.9          96.0          70.8          76.0
Other expense (income), net......        --         --       (0.2)         (1.0)          1.7           0.3          (1.1)
Gain on sale of business.........        --         --         --            --            --            --          15.8
Provision (benefit) for income
  taxes..........................      63.3       29.4       53.3          15.8          15.8          (0.1)         79.1
                                   --------   --------   --------   -----------   -----------   -----------   -----------
Income (loss) before
  extraordinary item.............      95.9       39.2       83.0          23.9          16.5          (8.6)         70.9
Extraordinary loss, net..........        --         --         --          (4.3)           --            --            --
                                   --------   --------   --------   -----------   -----------   -----------   -----------
        Net income (loss)........  $   95.9   $   39.2   $   83.0   $      19.6   $      16.5   $      (8.6)  $      70.9
                                   ========   ========   ========   ===========   ===========   ===========   ===========
Basic earnings per share(4)
  Income (loss) before extraordinary item........................   $      0.38   $      0.22   $     (0.11)  $      0.97
  Extraordinary loss.............................................         (0.07)           --            --            --
  Net income (loss)..............................................          0.31          0.22         (0.11)         0.97
Shares used in computing basic earnings per share................    64,020,472    76,551,789    77,351,764    73,453,424
Diluted earnings per share(4)
  Income (loss) before extraordinary item........................   $      0.36   $      0.21   $     (0.11)* $      0.93
  Extraordinary loss.............................................         (0.06)           --            --            --
  Net income (loss)..............................................          0.30          0.21         (0.11)*        0.93
Shares used in computing diluted earnings per share..............    66,242,672    79,800,116    77,351,764*   75,976,295

                                                                                                    NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                   ----------------------------------------------------------   -------------------------
                                     1994       1995       1996        1997          1998          1998          1999
                                                                       (IN MILLIONS)
BALANCE SHEET DATA (END OF
PERIOD):
Working capital (excluding
  current portion of long-term
  debt)..........................                        $  107.6   $     175.5   $     195.1   $     213.0   $     204.5
Total assets.....................                           968.3       1,262.1       1,446.2       1,493.6       1,572.6
Long-term debt (including current
  portion)(5)....................                         1,070.0         970.0       1,154.5       1,148.9       1,097.5
Stockholders' equity
  (deficit)(6)...................                          (264.2)         67.6          29.9          59.6         106.2
OTHER FINANCIAL DATA:
Depreciation and amortization....  $   26.4   $   30.2   $   19.0   $      30.1   $      40.0   $      29.8   $      32.1
Capital expenditures (excluding
  acquisitions)..................      31.1       24.2       11.9          13.6          31.0          20.4          34.2

------------------------------

 * Shares used to compute diluted earnings per share are the same as those used to compute basic earnings per share due to the antidilutive nature of incremental shares assumed issuable upon exercise of stock options.

(1) The 1998 charge, of which $106.9 million was non-cash in nature, related to the closure of the Vacaville, California and Clearfield, Utah production facilities and the related impact of the transfer of production to other facilities, and the write-down of goodwill associated with the Campfire crisp rice snack bar brand and the Polaner brand.

(2) Represents non-cash compensation expense (income) associated with stock options granted to our senior management and other employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended December 31, 1997 Compared to Year Ended December 31, 1996."

(3) Operating profit for the year ended December 31, 1998 and for the nine months ended September 30, 1998 includes a restructuring charge of $118.1 million.

(4) Due to the change in our capital structure as a result of our leveraged recapitalization in November 1996, historical share and per share data for periods 1996 and prior thereto are not comparable to or meaningful in the context of subsequent periods. Income (loss) per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period adjusted for a 5.3292 for one reverse stock split that took place in November 1997. No dividends were paid in any period presented.

(5) Does not include borrowings under the revolving credit facility, which are classified as current liabilities in the balance sheet, of $0, $40.0 million, $62.6 million, $51.6 million and $115.3 million, as of December 31, 1996, 1997 and 1998 and as of September 30, 1998 and 1999, respectively.

(6) The stockholders' deficit principally relates to the leveraged recapitalization whereby our assets and liabilities remained at their historical basis for financial reporting purposes; for income tax purposes, the transaction was treated as a taxable business combination such that the consolidated financial statements reflected a "step-up" in tax basis, which will provide us substantial tax deductions subsequent to the recapitalization. The effect of the leveraged recapitalization was a net reduction in stockholders' equity of approximately $630.7 million.

                                  RISK FACTORS

OUR DEBT LEVELS MAY LIMIT OUR FUTURE FLEXIBILITY IN OBTAINING ADDITIONAL FINANCING AND IN PURSUING BUSINESS OPPORTUNITIES.

     As of September 30, 1999, we had outstanding indebtedness of $1,212.8 million, including $812.8 million under our senior bank facilities and $400.0 million of our 10 3/8% Senior Subordinated Notes due 2006. See "Description of Indebtedness."

     Our high degree of leverage could have important consequences to the holders of our common stock, including but not limited to the following:

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future;

     - certain of our borrowings are at variable rates of interest, including borrowings under the senior bank facilities, which expose us to the risk of increased interest rates; and

     - our substantial degree of leverage may limit our flexibility to implement our business strategy and adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

     Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which in turn will be subject to prevailing economic conditions and to certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital or restructure our debt. We cannot assure you that our operating results, cash flow and capital resources will be sufficient for payment of our indebtedness in the future. In addition, the realization of future income tax benefits is dependent upon sufficient future taxable income. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations, and we cannot assure you as to the timing of these sales or the proceeds that we could realize therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Indebtedness."

OUR DEBT FACILITIES CONTAIN RESTRICTIVE COVENANTS, WHICH MAY LIMIT OUR ABILITY TO ENGAGE IN VARIOUS CORPORATE ACTIVITIES.

     Our senior bank facilities and the indenture related to our senior subordinated notes contain a number of significant covenants that, among other things, restrict our ability and that of our subsidiaries to dispose of assets, incur additional indebtedness and pay dividends. See "Description of Indebtedness." In addition, we are required to comply with specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants or restrictions could result in a default under the senior bank facilities or the indenture, which would permit the senior lenders or the holders of the senior subordinated notes, as the case may be, to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest. If we were unable to repay our indebtedness to our senior lenders, our lenders could proceed against the collateral securing this indebtedness. If the indebtedness under our senior bank facilities or our senior subordinated notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full this indebtedness and our other indebtedness. See "Description of Indebtedness."

IMPLEMENTING OUR BUSINESS STRATEGY AND PURSUING STRATEGIC ACQUISITIONS WILL INVOLVE MANAGEMENT TIME AND EXPENSE AND COULD ADVERSELY AFFECT OUR OPERATIONS.

     We intend to pursue a business strategy of increasing sales and profits in our core business through growing sales of existing brands and achieving cost savings. We cannot assure you that we will be successful in implementing this strategy. See "Business -- Our Business Strategy."

     We also intend to continue a business strategy of growth through strategic acquisitions. We cannot predict whether we will be successful in pursuing any acquisition opportunities or what the consequences of any acquisitions would be. We cannot assure you that any strategic acquisition will be consummated or that, if consummated, it will be successful. Our acquisition strategy involves numerous risks, including difficulties in the integration of the operations, systems and management of acquired businesses and the diversion of management's attention from other business concerns. Under the terms of our senior bank facilities, we may be required to obtain the consent of the lenders in order to consummate acquisitions in certain circumstances. We cannot assure you as to whether, or the terms on which, the lenders would grant any such consent. Moreover, depending on the nature, size and timing of future acquisitions, we may be required to raise additional financing. We cannot assure you that the senior bank facilities, the indenture or any other loan agreement to which we may become a party will permit such additional financing, and we cannot assure you that any additional financing will be available on terms acceptable to us, or at all.

THE FOOD PRODUCTS BUSINESS IS HIGHLY COMPETITIVE AND INVOLVES VARIOUS RISKS.

     Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have broader product lines as well as substantially greater financial and other resources available to them and lower fixed costs, and we cannot assure you that we can compete successfully with these other companies. In addition, many of our competitors may be substantially less leveraged. Competitive pressures or other factors could cause our products to lose market share or result in significant price erosion, which could have a material adverse effect on our operations.

     In addition, our industry has the following inherent risks:

     - changes in general economic conditions, evolving consumer preferences and nutritional and health-related concerns, and the effects of retail consolidation; and

     - consumer product liability claims and the risk of product tampering.

See "Business -- Competition."

WE DEPEND ON RAW MATERIALS IN OUR OPERATIONS.

     The primary raw materials used in our operations include metal food and aerosol cans, flour, meat, tuna, pollock, salmon, tomatoes, tomato paste, oils and shortenings, sweeteners, corrugated materials, corn, grains, beans and peanuts. All of our raw materials are generally available from numerous suppliers, other than tuna and salmon processed by the seafood business, for which there is limited worldwide supply and a limited number of suppliers. The prices of many of these raw materials are affected by, among other things, agricultural policies of the U.S. government and weather conditions. Movement in the price level of these raw materials can have a corresponding impact on finished product costs, and hence, gross margins. The ability to pass through increases in costs of raw materials to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we operate. See "Business -- Raw Materials."

THE CONTROLLING STOCKHOLDER POSITION OF HICKS MUSE AND THE RELATIONSHIP OF HICKS MUSE WITH OUR MANAGEMENT MAY RESULT IN A CONFLICT OF INTEREST.

     After completion of this offering, the Hicks Muse parties will continue to beneficially own approximately 45% of our common stock and, accordingly, will be able to significantly influence:

     - election of the members of our board of directors and therefore influence our management and policies; and

     - the outcome of any corporate or other matter submitted to our stockholders.

The interests of Hicks Muse may conflict with those of other stockholders. See "Principal Stockholders," "Selling Stockholders" and "Certain Relationships and Related Transactions."

     In addition, some of our officers and directors, including Mr. Metropoulos, also serve as officers or directors of other portfolio companies of Hicks Muse. Under the terms of his employment contract, Mr. Metropoulos is required to devote sufficient time to our business and affairs necessary to discharge his responsibilities as Chief Executive Officer. In May 1999, an affiliate of Hicks Muse acquired a leading British producer of food products and upholstered furniture. Mr. Metropoulos serves as Executive Chairman of that company and will devote a portion of his business time to that company. Service as a director or officer of both International Home Foods and another company, other than one of our subsidiaries, could create or appear to create potential conflicts of interest when the director or officer is faced with decisions that could have different implications for us and such other company. A conflict of interest could also exist with respect to allocation of the time and attention of persons who are officers of both International Home Foods and one or more other companies. In addition, there is no agreement with Hicks Muse or Mr. Metropoulos requiring that any acquisition opportunities in the food business be pursued through us. As a result, conflicts may exist between us on the one hand and Hicks Muse and Mr. Metropoulos on the other hand with respect to the allocation of corporate opportunities, including acquisition opportunities. We cannot assure you that any such conflicts will be resolved in favor of International Home Foods.

OUR INDUSTRY IS REGULATED EXTENSIVELY BY VARIOUS GOVERNMENTAL AUTHORITIES.

     The United States Food and Drug Administration, or the "FDA," the United States Department of Agriculture and other state and local authorities regulate our operations extensively regarding the processing, packaging, storage, distribution, advertising and labeling of our products and environmental compliance. Federal, state and local authorities inspect our manufacturing facilities and products periodically. The Federal Trade Commission, or the "FTC," regulates our advertising pursuant to the Federal Trade Commission Act. In addition, we must comply with similar laws in foreign jurisdictions in which we conduct operations.

     We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. Nevertheless, we cannot assure you that we are in compliance with all of these laws and regulations or that we will be able to comply with future laws and regulations. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our operations. See "Business -- Certain Legal and Regulatory Matters."

OUR INDUSTRY IS SUBJECT TO EXTENSIVE AND CHANGING ENVIRONMENTAL REGULATION.

     Our past and present business operations and our past and present ownership and operation of real property are subject to extensive and changing federal, state, local and foreign environmental laws and regulations relating to the discharge of materials into the environment and the handling and disposition of wastes, including solid and hazardous wastes, or otherwise relating to protection of the environment. Compliance with such laws and regulations is not expected to have a material impact on our capital expenditures, earnings or competitive position. See "Business -- Certain Legal and Regulatory Matters -- Environmental."

WE DEPEND ON TRADEMARKS THAT MAY BE THREATENED THROUGH IMITATION OR ASSERTION OF OWNERSHIP RIGHTS BY OTHERS.

     We believe that our trademarks and other proprietary rights are important to our success and competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks on a worldwide basis. We cannot assure you that the actions taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violative of the trademarks and proprietary rights of others. Moreover, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights or that we will be able to successfully resolve such conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. See "Business -- Trademarks."

WE MAY INCUR SIGNIFICANT LIABILITY AS A RESULT OF A PRODUCT LIABILITY CLAIM OR IN THE EVENT WE ARE REQUIRED TO RECALL ANY OF OUR PRODUCTS.

     We may incur significant liability if the consumption of any of our products causes injury, illness or death and may be required to recall certain of our products in the event of contamination or damage to the products. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to recall our products. We have not historically incurred material expenditures in respect of product liability claims and we maintain insurance for both product recall and product liability.

SHARES ELIGIBLE FOR FUTURE SALE AND REGISTRATION RIGHTS MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     As of October 31, 1999, we had 73,771,984 shares of common stock outstanding. Of those shares, 38,941,087 shares, which includes the 10,000,000 shares offered hereby, are freely transferable without restriction, and 34,830,897 shares are held by persons who are our "affiliates" and are currently eligible for sale subject to compliance with the requirements of Rule 144.

     We are a party to a Registration Rights Agreement with some of our stockholders, which grants those stockholders, who after completion of this offering will hold an aggregate of approximately 41,432,576 shares of common stock, the right to require us, subject to certain limitations, to effect up to an aggregate of two "demand" and unlimited "piggy-back" registrations under the Securities Act for the sale of such stockholders' shares of common stock. The selling stockholders are exercising one of their demand rights in this offering. See "Certain Relationships and Related Transactions -- Registration Rights Agreement," "Principal Stockholders" and "Selling Stockholders."

     Future sales of substantial amounts of common stock, or the perception that these sales could occur, may affect the market price of our common stock.

YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT OUR OPERATIONS.

     Many computer systems and other equipment with embedded chips or processors use only two digits to represent the year, and as a result may be unable to accurately process certain data before, during or after the Year 2000, commonly known as "Y2K." As a result, entities are at risk for possible miscalculations or systems failures causing disruption in business operations. This Y2K issue can arise at any point in our manufacturing, processing, distribution and business operations.

     A Y2K Compliance Project, directed by our Vice President of Information Systems, has been in process since 1997. Our business systems are either being replaced with newer systems that are Y2K compliant or each system that will be retained is being remediated. The internal project team for manufacturing systems compliance is complemented by a project control review by an outside consulting firm. The project scope is not limited to computerized business systems. Infrastructure issues including, but not limited to, telephone switches, personal computers, data communication network control software and production process control software, are being addressed. We cannot be certain that these efforts will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Readiness for Year 2000."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, business strategy and financial needs. The words "may," "will," "expects," "believes," "plans," "intends," "anticipates," "estimates," "continues" and similar expressions, as they relate to us, as well as discussions of strategy, are intended to identify forward-looking statements. Such statements reflect our current view with respect to future events and are based on our assessment of, and are subject to, a variety of factors, contingencies, risks, assumptions and uncertainties deemed relevant by management, including:

     - business and economic conditions in our existing markets,

     - competitive technologies, products and services,

     - regulatory issues, including environmental issues, and

     - those matters discussed specifically under "Risk Factors" and elsewhere herein or in the documents incorporated by reference herein.

We cannot assure you that any of our expectations will be realized, and actual results and occurrences may differ materially from our expectations as stated in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  OUR HISTORY

     We are a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names. Prior to November 1, 1996, we were an indirect wholly-owned subsidiary of American Home Products. Effective on November 1, 1996, an affiliate of Hicks Muse acquired 80% of our outstanding capital stock from American Home Products for approximately $1,225.6 million in cash in a transaction treated as a recapitalization for financial accounting purposes. Also effective on November 1, 1996, we acquired all of the outstanding capital stock of Heritage Brands Holdings, Inc. from an affiliate of Hicks Muse for approximately $70.8 million in cash in a transaction treated as a purchase for financial accounting purposes. Heritage manufactures and markets our Campfire branded products. In connection with these transactions, we incurred approximately $1,070.0 million of indebtedness, consisting of $670.0 million of borrowings under our senior bank facilities and the issuance of $400.0 million principal amount of our senior subordinated notes. See "Principal Stockholders."

     On July 1, 1997, we consummated the acquisition of substantially all of the assets of Bumble Bee Seafoods for approximately $163.1 million in cash, including transaction fees and expenses, and the assumption of certain liabilities, including trade payables and certain accrued liabilities, including accrued pension cost. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and the leading brand of canned white meat tuna and canned salmon in the U.S. The assets acquired consisted primarily of inventory, accounts receivable, property, plant and equipment and trademarks used by Bumble Bee Seafoods for the processing and marketing of our Bumble Bee canned seafood products. Prior to this transaction, Bumble Bee Seafoods was highly leveraged and had capital constraints which limited its ability to source raw materials and most effectively market its products. To facilitate our purchase of Bumble Bee Seafoods free and clear of existing liens, Bumble Bee Seafoods filed for bankruptcy. In connection with the transaction, we increased our borrowings under our senior bank facilities by $110.0 million. The remainder of the purchase price was provided from our available cash on hand.

     On October 1, 1997, we acquired Productos Del Monte from an affiliate of Hicks Muse for 3,127,415 shares of our common stock. Productos Del Monte is a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. We treated the acquisition of Productos Del Monte as a combination of entities under common control. Accordingly, the historical accounting values of Productos Del Monte were carried over for financial accounting purposes. In February 1998, we settled a dispute between the Hicks Muse affiliate and Productos Del Monte's former owners. The settlement was received by us and resulted in a reduction of goodwill recorded by us.

     On October 1, 1997, we acquired Creative Products for approximately $52.0 million in cash. We funded the acquisition through borrowings under our senior bank facilities. Creative Products is the leading manufacturer of cooking spray sold to private label customers and foodservice operators. In addition, Creative Products manufactures on a contract basis a number of health and beauty aid products, including hair mousses, hair sprays and deodorants. We treated the acquisition of Creative Products as a purchase for financial accounting purposes.

     On November 8, 1997, we completed an initial public offering of our common stock for net proceeds of approximately $224.9 million, net of issuance costs.

     On November 21, 1997, we acquired substantially all of the assets of Orleans Seafood for $26.9 million, including transaction fees. Orleans Seafood is a specialty canned seafood manufacturer and marketer. We funded the acquisition through borrowings under our senior bank facilities, and treated the acquisition as a purchase for financial accounting purposes.

     On March 9, 1998, we purchased certain assets relating to the Puritan stews and canned meats business from Unilever's T. J. Lipton Canada division for a total purchase price of approximately $41.0 million, including transaction fees. The acquisition was funded with borrowings under our senior bank facilities. Puritan is the largest processor and marketer of canned stews and meats in Canada, with products marketed under the Puritan and Fraser Farms brand names.

     On April 14, 1998, we acquired all of the stock of Grist Mill Co. for approximately $112.8 million, including transaction fees. We financed the acquisition with borrowings under our senior bank facilities. Grist Mill is a manufacturer and distributor of store brand and value-priced branded food products including ready-to-eat cereals, fruit snacks, granola bars, fruit-filled cereal bars, crisp rice marshmallow bars and preformed pie crusts.

     On September 8, 1998, we acquired the Libby's brand of retail and international canned meat products, the Spreadables and Broadcast brands, and the Trenton, Missouri manufacturing facility for those products, from Nestle USA, Inc. for approximately $129.4 million, including transaction fees. Through a fifteen year license agreement with Nestle, we will continue to use the Libby's trademark. In addition, we entered into a long-term supply agreement with Nestle through December 31, 2002, with three additional one-year terms at the option of Nestle, under which we will continue to manufacture Nestle foodservice products at the facility in Trenton, Missouri. This supply agreement provides that we are reimbursed for the variable cost per case, as defined, for all product which has been produced and packaged by us and shipped on behalf of Nestle, plus an amount paid quarterly which approximates our fixed costs for such period. We financed the acquisition of the Libby's canned meat business with borrowings under our senior bank facilities. Libby's is a leading domestic manufacturer, importer and global marketer of canned meat products, including Vienna sausages, corned beef, salmon, hash and chili.

     On January 19, 1999, we acquired the Clover Leaf and Paramount canned seafood brands and business of British Columbia Packers from George Weston, Ltd. of Canada for approximately $38.5 million, including transaction fees. Clover Leaf is the number one brand of tuna and salmon in Canada. We funded the acquisition through borrowings under our senior bank facilities.

     On February 5, 1999, we sold our Polaner fruit spread and spices business to B&G Foods, Inc. for approximately $30.0 million in cash.

     On July 19, 1999, we acquired the manufacturing sales distribution and marketing operations of Louis Kemp from Tyson Foods, Inc. for $68.5 million, including transaction fees. We financed this acquisition with borrowings under our senior bank facilities. Louis Kemp is the leading branded specialty seafoods product in the fast-growing refrigerated sector. Specialty seafoods products are made from North Pacific ocean pollock and whiting fish meats. These products are primarily sold under the trade name Louis Kemp and other trade names such as Captain Jac, Seafest and Pacific Mate.

                                USE OF PROCEEDS

     We will not receive any portion of the net proceeds from the sale of common stock in this offering.

                  MARKET FOR COMMON STOCK AND DIVIDEND POLICY


     Our common stock is traded on the NYSE under the symbol "IHF." The table below sets forth the high and low sales prices per share for the common stock on the NYSE for the periods shown. On December 10, 1999, the last reported sale price of our common stock on the NYSE was $16.375, and there were approximately 4,925 holders of record of common stock.



                                                                 PRICE RANGE
                                                                     OF
                                                                   COMMON
                                                                    STOCK
                                                              -----------------
                                                               HIGH       LOW
Year Ended December 31, 1997:
  Fourth Quarter (since initial public offering)............  $28.000   $22.500
Year Ended December 31, 1998:
  First Quarter.............................................  $34.500   $25.250
  Second Quarter............................................   32.125    22.750
  Third Quarter.............................................   25.625    12.875
  Fourth Quarter............................................   20.188    10.375
Year Ended December 31, 1999:
  First Quarter.............................................  $20.500   $14.062
  Second Quarter............................................   18.438    13.812
  Third Quarter.............................................   20.562    17.438
  Fourth Quarter (through December 10, 1999)................   20.000    16.250


     We intend to retain future earnings for use in our business and do not anticipate declaring or paying any cash or stock dividends on shares of our common stock in the foreseeable future. Our senior bank facilities and our indenture contain certain restrictive covenants, including covenants that restrict or prohibit our ability to pay dividends and make other distributions. Further, any determination to declare and pay dividends will be made by our board of directors in light of our earnings, financial position, capital requirements and credit agreements and such other factors as the board of directors deems relevant. See "Risk Factors -- Our debt facilities contain restrictive covenants, which may limit our ability to engage in various corporate activities" and "Description of Indebtedness."

                                 CAPITALIZATION

     The following table sets forth our historical capitalization as of September 30, 1999. You should read this table together with our historical consolidated financial statements and related notes which are incorporated by reference in this prospectus.

                                                                    AS OF
                                                              SEPTEMBER 30, 1999
                                                                (IN MILLIONS)
Long-term debt (including current maturities):
  Revolving credit facility.................................       $  115.3
  Term loans................................................          697.5
  10 3/8% Senior Subordinated Notes due 2006................          400.0
                                                                   --------
          Total long-term debt..............................        1,212.8
                                                                   --------
Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized,
     100,000,000 shares (no shares issued and
     outstanding)...........................................       $     --
  Common stock, par value $.01 per share; authorized,
     300,000,000 shares; issued, 78,153,911 shares..........            0.8
  Additional paid-in capital................................           61.7
  Treasury stock, at cost 4,400,000 shares..................          (57.2)
  Retained earnings.........................................          105.4
  Accumulated other comprehensive income (loss).............           (4.5)
                                                                   --------
          Total stockholders' equity........................          106.2
                                                                   --------
          Total capitalization..............................       $1,319.0
                                                                   ========

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

     The following table presents our selected historical financial and operating data for the periods ended and as of the dates indicated. The selected historical statement of income data for the years ended December 31, 1996, 1997 and 1998 and the historical balance sheet data as of December 31, 1997 and 1998 are derived from our audited financial statements which are incorporated by reference in this prospectus. The selected historical statement of income data for the nine months ended September 30, 1998 and 1999 and the selected historical balance sheet data as of September 30, 1999 are derived from our unaudited financial statements which are incorporated by reference in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. The selected historical statement of income data for the year ended December 31, 1994 and 1995 and the selected historical balance sheet data for the year ended December 31, 1994, 1995 and 1996 are derived from our audited financial statements not included in this prospectus. The selected historical balance sheet data as of September 30, 1998 is derived from our unaudited financial statements which are not included in this prospectus and which, in the opinion of management, include all adjustments necessary for a fair presentation. Period to period comparisons are affected by our leveraged recapitalization in November 1996 and our numerous acquisitions of businesses thereafter. This selected historical financial and operating data should be read in conjunction with our historical consolidated financial statements and related notes which are incorporated by reference in this prospectus and with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                      NINE MONTHS
                                                                                                         ENDED
                                                    YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                    --------------------------------------------------------   --------------------------
                                     1994      1995       1996        1997          1998          1998           1999
                                                       (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.........................  $ 997.3   $ 818.9   $  942.8   $   1,222.4   $   1,699.6   $    1230.7    $   1,575.6
Cost of goods sold................    463.1     398.2      444.9         611.1         893.4         642.5          843.0
                                    -------   -------   --------   -----------   -----------   -----------    -----------
Gross profit......................    534.2     420.7      497.9         611.3         806.2         588.2          732.6
Marketing expenses:
  Advertising.....................     32.8      42.4       58.6          63.7          64.8          57.2           46.0
  Consumer promotion..............     25.5      23.5       17.5          17.2          15.3          10.1           23.6
  Trade promotion.................    127.6     102.0      101.0         154.4         238.3         161.7          252.0
  Other...........................     14.9      18.5       14.4          15.4          16.7          15.1           13.4
                                    -------   -------   --------   -----------   -----------   -----------    -----------
        Total marketing
          expenses................    200.8     186.4      191.5         250.7         335.1         244.1          335.0
Selling, general and
  administrative expenses:
  Selling.........................     52.3      45.9       46.3          45.7          56.2          40.5           49.8
  Storage, packing and shipping...     63.4      55.3       55.2          60.2          77.2          55.5           69.2
  Administrative..................     23.2      23.6       19.7          22.5          29.0          21.9           26.5
  General and other...............     35.3      40.9       27.7          42.2          61.2          44.8           42.9
  Restructuring charge(1).........       --        --        4.3            --         118.1         118.1             --
  Stock option compensation
    expense (income)(2)...........       --        --         --          46.4          (0.6)          0.9            0.1
                                    -------   -------   --------   -----------   -----------   -----------    -----------
        Total selling, general and
          administrative
          expenses................    174.2     165.7      153.2         217.0         341.1         281.7          188.5
                                    -------   -------   --------   -----------   -----------   -----------    -----------
Operating profit(3)...............    159.2      68.6      153.2         143.6         130.0          62.4          209.1
Interest expense..................       --        --       17.1         104.9          96.0          70.8           76.0
Other expense (income), net.......       --        --       (0.2)         (1.0)          1.7           0.3           (1.1)
Gain on sale of business..........       --        --         --            --            --            --           15.8
Provision (benefit) for income
  taxes...........................     63.3      29.4       53.3          15.8          15.8          (0.1)          79.1
                                    -------   -------   --------   -----------   -----------   -----------    -----------
Income (loss) before extraordinary
  item............................     95.9      39.2       83.0          23.9          16.5          (8.6)          70.9
Extraordinary loss, net...........       --        --         --          (4.3)           --            --             --
                                    -------   -------   --------   -----------   -----------   -----------    -----------
        Net income (loss).........  $  95.9   $  39.2   $   83.0   $      19.6   $      16.5   $      (8.6)   $      70.9
                                    =======   =======   ========   ===========   ===========   ===========    ===========
Basic earnings per share(4)
  Income (loss) before extraordinary item.......................   $      0.38   $      0.22   $     (0.11)   $      0.97
  Extraordinary loss............................................         (0.07)           --            --             --
  Net income (loss).............................................          0.31          0.22         (0.11)          0.97
Shares used in computing basic earnings per share...............    64,020,472    76,551,789    77,351,764     73,453,424
Diluted earnings per share(4)
  Income (loss) before extraordinary item.......................   $      0.36   $      0.21   $     (0.11)*  $      0.93
  Extraordinary loss............................................         (0.06)           --            --             --
  Net income (loss).............................................          0.30          0.21         (0.11)*         0.93
Shares used in computing diluted earnings per share.............    66,242,672    79,800,116    77,351,764*    75,976,295

                                                                                                      NINE MONTHS
                                                                                                         ENDED
                                                    YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                                    --------------------------------------------------------   --------------------------
                                     1994      1995       1996        1997          1998          1998           1999
                                                                        (IN MILLIONS)
BALANCE SHEET DATA (END OF
PERIOD):
Inventories.......................  $ 148.0   $ 139.9   $  129.2   $     220.6   $     235.7   $     264.1    $     284.5
Working capital (excluding current
  portion of long-term debt)......    197.1     120.6      107.6         175.5         195.1         213.0          204.5
Property, plant and equipment,
  net.............................    169.7     176.8      186.0         210.2         262.8         249.4          299.7
Total assets......................    540.5     463.6      968.3       1,262.1       1,446.2       1,493.6        1,572.6
Long-term debt (including current
  portion)(5).....................       --        --    1,070.0         970.0       1,154.5       1,148.9        1,097.5
Stockholders' equity
  (deficit)(6)....................    467.1     385.0     (264.2)         67.6          29.9          59.6          106.2
OTHER FINANCIAL DATA:
Depreciation and amortization.....  $  26.4   $  30.2   $   19.0   $      30.1   $      40.0   $      29.8    $      32.1
Capital expenditures (excluding
  acquisitions)...................     31.1      24.2       11.9          13.6          31.0          20.4           34.2

------------------------------

 * Shares used to compute diluted earnings per share are the same as those used to compute basic earnings per share due to the antidilutive nature of incremental shares assumed issuable upon exercise of stock options.

(1) The 1998 charge, of which $106.9 million was non-cash in nature, related to the closure of the Vacaville, California and Clearfield, Utah production facilities and the related impact of the transfer of production to other facilities, and the write-down of goodwill associated with the Campfire Crisp Rice snack bar brand and the Polaner brand.

(2) Represents non-cash compensation expense (income) associated with stock options granted to our senior management and other employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year Ended December 31, 1997 Compared to Year Ended December 31, 1996."

(3) Operating profit for the year ended December 31, 1998 and for the nine months ended September 30, 1998 includes a restructuring charge of $118.1 million.

(4) Due to the change in our capital structure as a result of our leveraged recapitalization in November 1996, historical share and per share data for periods 1996 and prior thereto are not comparable to or meaningful in the context of subsequent periods. Income (loss) per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period adjusted for a 5.3292 for one reverse stock split that took place in November 1997. No dividends were paid in any period presented.

(5) Does not include borrowings under the revolving credit facility, which are classified as current liabilities in the balance sheet, of $0, $40.0 million, $62.6 million, $51.6 million and $115.3 million, as of December 31, 1996, 1997 and 1998 and as of September 30, 1998 and 1999, respectively.

(6) The stockholders' deficit principally relates to the leveraged recapitalization whereby our assets and liabilities remained at their historical bases for financial reporting purposes; for income tax purposes, the transaction was treated as a taxable business combination such that the consolidated financial statements reflected a "step-up" in tax basis, which will provide us substantial tax deductions subsequent to the recapitalization. The effect of the leveraged recapitalization was a net reduction in stockholders' equity of approximately $630.7 million.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     You should read the following discussion and analysis of financial condition and results of operations together with "Selected Historical Financial and Operating Data" and our consolidated financial statements and related notes which are incorporated by reference in this prospectus. See also the aggregate net sales and related information set forth under "Business -- Products and Markets." Periodically, we may make statements about the trends, future plans and our prospects. Actual results may differ from those described in these forward-looking statements based on the risks and uncertainties facing us, including but not limited to changes in the economic conditions and changes in the food products manufacturing industry and the other factors described in "Risk Factors."

     We sell our products primarily to grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs. Sales are reported net of discounts and returns. In general, raw material costs, excluding packing costs, constitute between 35% and 75% of cost of goods sold for each of our products. The other components of cost of goods sold are labor and overhead costs. As is customary in our industry, we incur substantial marketing expenses. Marketing expenses primarily include trade promotions, which are directed at obtaining retail display support, achieving key price points and securing retail shelf space, advertising, which is primarily comprised of television, newspaper and magazine advertising and agency fees, and consumer promotions, which include targeted coupons and on-package offers. Selling expenses represent commissions paid to food brokers and costs of our field sales force.

     The comparability of our results of operations from period to period is affected by our acquisitions. In general, the acquired businesses have had lower gross margins than those of International Home Foods historically, although an important element of our evaluation of a strategic acquisition is the potential savings through rationalization of the target's cost structure.

                                         YEAR ENDED DECEMBER 31,                      NINE MONTHS ENDED SEPTEMBER 30,
                          ------------------------------------------------------    ------------------------------------
                               1996               1997                1998                1998                1999
                          --------------    ----------------    ----------------    ----------------    ----------------
                                   % OF                % OF                % OF                % OF                % OF
                                    NET                 NET                 NET                 NET                 NET
                          AMOUNT   SALES     AMOUNT    SALES     AMOUNT    SALES     AMOUNT    SALES     AMOUNT    SALES
                                                                  (IN MILLIONS)
Net sales...............  $942.8   100.0%   $1,222.4   100.0%   $1,699.6   100.0%   $1,230.7   100.0%   $1,575.6   100.0%
Cost of goods sold......  444.9    47.2%       611.1   50.0%       893.4   52.6%       642.5   52.2%       843.0    53.5%
                          ------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Gross profit............  497.9    52.8%       611.3   50.0%       806.2   47.4%       588.2   47.8%       732.6    46.5%
Marketing expenses:
  Advertising...........   58.6     6.2%        63.7    5.2%        64.8    3.8%        57.2    4.7%        46.0     2.9%
  Consumer promotion....   17.5     1.8%        17.2    1.4%        15.3    0.9%        10.1    0.8%        23.6     1.5%
  Trade promotion.......  101.0    10.7%       154.4   12.6%       238.3   14.0%       161.7   13.1%       252.0    16.0%
  Other.................   14.4     1.5%        15.4    1.3%        16.7    1.0%        15.1    1.2%        13.4     0.9%
                          ------   -----    --------   -----    --------   -----    --------   -----    --------   -----
        Total marketing
          expenses......  191.5    20.2%       250.7   20.5%       335.1   19.7%       244.1   19.8%       335.0    21.3%
Selling, general and
  administrative
  expenses:
  Selling...............   46.3     4.9%        45.7    3.7%        56.2    3.3%        40.5    3.3%        49.8     3.2%
  Storage, packing and
    shipping............   55.2     5.9%        60.2    4.9%        77.2    4.5%        55.5    4.5%        69.2     4.4%
  Administrative........   19.7     2.1%        22.5    1.8%        29.0    1.7%        21.9    1.8%        26.5     1.7%
  General and other.....   27.7     2.9%        42.2    3.5%        61.2    3.6%        44.8    3.6%        42.9     2.7%
  Restructuring
    charge..............    4.3     0.5%          --     --        118.1    7.0%       118.1    9.6%          --      --
  Stock option
    compensation
    (income)............     --                 46.4    3.8%        (0.6)    --          0.9    0.1%         0.1      --
                          ------   -----    --------   -----    --------   -----    --------   -----    --------   -----
        Total selling,
          general and
          administrative
          expenses......  153.2    16.3%       217.0   17.7%       341.1   20.1%       281.7   22.9%       188.5    12.0%
                          ------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Operating profit........  153.2    16.3%       143.6   11.8%       130.0    7.6%        62.4    5.1%       209.1    13.2%
Interest expense........   17.1     1.8%       104.9    8.6%        96.0    5.6%        70.8    5.8%        76.0     4.8%
Other expense (income),
  net...................   (0.2)     --         (1.0)  (0.1)%        1.7    0.1%         0.3     --         (1.1)   (0.1)%
Gain on sale of
  business..............     --      --           --     --           --     --           --     --         15.8     1.0%
Provision (benefit) for
  income taxes..........   53.3     5.7%        15.8    1.3%        15.8    0.9%        (0.1)    --         79.1     5.0%
Extraordinary loss,
  net...................     --      --         (4.3)  (0.4)%         --     --           --     --           --
                          ------   -----    --------   -----    --------   -----    --------   -----    --------   -----
        Net income
          (loss)........  $83.0     8.8%    $   19.6    1.6%    $   16.5    1.0%    $   (8.6)  (0.7)%   $   70.9     4.5%
                          ======   =====    ========   =====    ========   =====    ========   =====    ========   =====

  NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     Quarterly Reporting. In order to improve future quarterly comparability and achieve operating efficiencies in 1999, we converted from monthly calendar reporting periods to 4-4-5 monthly periods. The impact on the nine month results was not material.

     Net Sales. For the nine months ended September 30, 1999, net sales were $1,575.6 million as compared to $1,230.7 million in the comparable 1998 period, an increase of $344.9 million, or 28.0%. Approximately $292.8 million of the increase was related to sales attributable to the acquisitions of Libby's, the Clover Leaf/Paramount brand and Louis Kemp, which we acquired in September 1998, January 1999, and July 1999, respectively, which were not fully reflected in the 1998 amounts, offset by $32.6 million of lower sales due to the sale of Polaner in February 1999. The remaining $84.7 million primarily reflects increased sales of Branded Products ($36.6 million), Seafood ($43.0 million) and Private Label and Foodservice ($3.3 million).

     See "Results by Segment."

     Cost of Goods Sold. For the nine months ended September 30, 1999, cost of goods was $843.0 million as compared to $642.5 million for the comparable 1998 period. Expressed as a percentage of net sales, cost of goods sold increased to 53.5% from 52.2% in 1998. This was primarily attributable to the inclusion of the results of the companies acquired during 1999 and 1998, which have products with lower average gross margins than our existing products. In connection with the acquisition of the Libby's canned meat business from Nestle, we entered into a co-packing agreement pursuant to which the acquired production facility continues to manufacture certain products for Nestle for sales prices which approximate our cost (contract sales to Nestle). This arrangement with Nestle has a negative impact on realized gross margin of approximately 1.1%. Excluding results of the 1999 and 1998 acquisitions, cost of goods sold declined to 49.1% of net sales from 51.5% in 1998. This improvement in cost of goods sold as a percentage of net sales primarily reflects the effect of decreases in some of our commodity prices (particularly seafood), product mix, and management's continuing costs reduction initiatives.

     Marketing Expenses. For the nine months ended September 30, 1999, marketing expenses increased to $335.0 million as compared to $244.1 million for the comparable 1998 period. Expressed as a percentage of sales, total marketing expenses increased to 21.3% from 19.8% for the comparable 1998 period. The increase of $90.9 million was primarily attributable to increases in marketing expenses related to Bumble Bee ($34.2 million), principally due to higher raw material pass-through payments to retailers reflecting Bumble Bee's lower tuna costs during this period, acquisitions made in calendar years 1999 and 1998 ($33.5 million), increases in Chef Boyardee ($8.0 million) due to new product introductions in 1999, increases in PAM ($4.2 million) due to a full year's impact of July 1998 new product introductions and the International business ($2.6 million). This was partially offset by a decrease in Polaner ($7.6 million) due to the sale of the business.

     Selling, General and Administrative, or S,G & A Expenses. S,G&A expenses were $188.5 million for the nine months ended September 30, 1999 as compared to $163.6 million in 1998, excluding the restructuring charge, an increase of $24.9 million. However, S,G&A expenses as a percentage of net sales declined to 12.0% in 1999 versus 13.3% in 1998 quarter, excluding the restructuring charge. The 1999 and 1998 acquisitions contributed $25.4 million to the increase of S,G&A expenses. The decrease in the existing business ($0.6 million) and the overall decrease as a percentage of net sales reflects the more efficient utilization of our administrative resources as our sales have grown.

     Restructuring Charge. In September 1998, in conjunction with management's plan to reduce costs and improve operational efficiencies, we recorded a restructuring charge of $118.1 million ($75.3 million after tax), of which $106.9 million represented non-cash charges. The principal actions in the restructuring plan involved the closure of the Vacaville, California and Clearfield, Utah production facilities and the related impact of the transfer of production to other facilities, mainly Milton, Pennsylvania, and the write-down of goodwill associated with the Campfire crisp rice snack bar brand and the Polaner fruit spreads brand. The Polaner business was subsequently sold in February 1999.

     The Vacaville, California production facility ceased operations in December 1998, while the adjacent distribution center and the Clearfield, Utah facility closed in the second quarter of 1999.

     With the exception of outsourced products, we have moved all of the products that were manufactured at the Vacaville facility to other facilities, mainly Milton, Pennsylvania. Production of tomato paste used in Chef Boyardee canned pasta products and the production of Ro*Tel diced tomatoes, both of which were manufactured at the Vacaville facility prior to its closure, have been outsourced. The manufacturing of the Campfire products has been transferred from Clearfield, Utah to our Lakeville, Minnesota facility. We incur non-capitalizable expenses as the transfer and installation of the relocated equipment from these facilities occurs. We incurred approximately $2.4 million of such non-capitalizable costs for the nine months ended September 30, 1999.

     At September 30, 1999, $3.6 million of restructuring charges remained in other accrued liabilities. This amount is comprised of severance and related costs and facility closure costs. Payments totaling $7.5 million have been made to date, including $4.2 million for the nine months ended September 30, 1999.

     Interest Expense. Interest expense for the nine months ended September 30, 1999 increased to $76.0 million from $70.8 million for the comparable 1998 period. The increase in interest expense reflects a higher outstanding debt balance during 1999 as compared to the comparable 1998 period, primarily due to increased borrowings for acquisitions, offset by lower average interest rates.

     Gain on Sale of Business. On February 5, 1999 we sold our Polaner fruit spreads and spices business to B&G Foods, Inc. for $30.0 million in cash, resulting in a gain of $15.8 million ($9.6 million, net of tax, or $0.13 per diluted share).

     Provision for Income Taxes. We adopted a tax restructuring program, which should reduce our overall effective tax rate in future years. As a result of this program, a one-time, non-cash tax charge of $20.6 million, or $0.27 per share, was recorded in the third quarter ended September 30, 1999 to reduce deferred tax assets that had been recorded in prior years. This program will be implemented by December 31, 1999.

     Income taxes increased to $79.1 million for the nine months ended September 30, 1999 from a $0.1 million benefit in the comparable 1998 period due to higher income before taxes, the write-off of deferred tax assets associated with the tax restructuring discussed above and the absence of the tax benefit associated with the 1998 restructuring charge.

     Excluding the tax restructuring noted above and our 1998 restructuring charge, our adjusted effective tax rate for the nine months ended September 30, 1999 and 1998 was 39.0% for each period.

     We anticipate sufficient future income to realize deferred tax assets recorded at September 30, 1999. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, we will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     Net Income. For the nine month period ended September 30, 1999, net income increased by $79.5 million, primarily reflecting the factors discussed above. Basic earnings (loss) per share were $0.97 and ($0.11) for the nine months ended September 30, 1999 and 1998, respectively, and diluted earnings (loss) per share were $0.93 and ($0.11) for the nine months ended September 30, 1999 and 1998, respectively.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net Sales. Our net sales were $1,699.6 million in 1998 as compared to $1,222.4 million in 1997, an increase of $477.2 million or 39.0%. Approximately $274.8 million of the increase related to sales of companies acquired subsequent to September 30, 1997 (Productos Del Monte, Creative Products, Orleans Seafood, Puritan, Grist Mill and Libby's) and therefore a full year's results were not reflected in the 1997 amounts. Bumble Bee Seafoods 1998 sales increased $223.8 million over 1997 and reflects sales for calendar year 1998 as compared to sales for the six months ended December 31, 1997. Bumble Bee Seafoods was acquired on July 1, 1997. Sales of our other brands decreased $21.4 million, primarily as a result of lower volume in our snack food category due to competitive pressures in the crisp rice snack bars category, a reduction in sales of Crunch 'n Munch products to certain mass merchant customers due to reduced promotional activity, and continuing lower sales in Polaner All-Fruit.

     Cost of Goods Sold. Cost of goods sold was $893.4 million in 1998 as compared to $611.1 million in 1997. Expressed as a percentage of net sales, cost of goods sold increased to 52.6% from 50.0% in 1997. This was primarily attributable to the inclusion of the operations of businesses that were acquired during 1998 and 1997, which have lower gross margins than our existing products. Excluding results of these acquired businesses, cost of goods sold expressed as a percentage of net sales for our existing business decreased to 42.8% in 1998 from 45.6% in 1997. This improvement primarily reflects management's continuing cost reduction initiatives. Since our recapitalization in November 1996, a number of programs have been implemented that have improved efficiency in our manufacturing processes and purchasing activities. The improved gross margin of our existing business (pre-1997 and 1998 acquisitions) in 1998 also reflects the effect of decreases in some of our commodity prices and price increases in Chef Boyardee canned pasta implemented in July 1997.

     Total Marketing Expenses. Total marketing expenses increased to $335.1 million in 1998 as compared to $250.7 million in 1997. The increase of $84.4 million was attributable to the inclusion of the marketing activities of the businesses acquired in 1998 and 1997, which aggregated $86.5 million, offset by $2.1 million of lower expenditures on existing brands, primarily resulting from a reduction in coupon promotions and improved management of trade promotion spending, offset by increased media spending. In late 1998, we shifted the focus of our marketing dollars toward trade promotion funds more directly behind product performance support at the store level versus automatic "off-invoice" programs, whereby our products are discounted at the retailer level without any specific performance requirements. We also began focusing on consumer marketing and new product development. Expressed as a percentage of net sales, total marketing expenses decreased to 19.7% in 1998 from 20.5% in 1997.

     Selling, General and Administrative Expenses. S,G&A expenses, excluding the restructuring charge and stock option compensation (income) expense, increased to $223.6 million in 1998 as compared to $170.6 million in 1997. Approximately $47.5 million of the $53.0 million increase was attributable to the businesses acquired in 1998 and 1997. The balance of the increase, or $5.5 million, was attributable to existing brands. Total S,G&A expenses as a percentage of net sales declined to 13.1% for 1998 as compared to 13.9% for 1997. This decrease reflects the more efficient utilization of our administrative resources as sales have grown.

     Restructuring and Other Charges. In September 1998, we recorded a pre-tax restructuring charge of $118.1 million relating to the closure of our Vacaville, California and Clearfield, Utah production facilities and the related impact of the transfer of production to other facilities, mainly Milton, Pennsylvania, and to the write-down of goodwill associated with the Campfire crisp rice snack bar brand and the Polaner fruit spreads brand. These charges impact our Branded Products segment.

     The Vacaville, California production facility was closed in December 1998, while the adjacent distribution center and the Clearfield, Utah facility are expected to close in the second quarter of 1999. The total closure costs of approximately $40.6 million represent $29.5 million of non-cash charges, primarily for the write-down of property, plant and equipment to net realizable value, cash charges of $9.0 million for severance and related benefit costs for affected employees and $2.1 million in facility closure costs. The severance and related costs relate to the termination of approximately 600 employees, which includes seasonal employees not eligible for severance, of which 553 had been terminated as of December 31, 1998.

     With the exception of outsourced products, we have moved all of the products that were manufactured at the Vacaville facility to other facilities, mainly Milton, Pennsylvania. Production of tomato paste used in Chef Boyardee canned pasta products and of Ro*Tel diced tomatoes, both of which were manufactured at the Vacaville facility prior to its closure, have been outsourced. The manufacturing of the Campfire products is being transferred from Clearfield, Utah to our Lakeville, Minnesota facility. We anticipate that approximately $2.4 million of additional non-capitalizable expenses will be incurred as the transfer and installation of the relocated equipment from these facilities occurs. We incurred approximately $0.6 million of such costs in 1998. We expect the entire process to be completed by the end of 1999.

     The write-down of goodwill associated with the Campfire and Polaner brands was $47.7 million and $29.7 million, respectively. These brands have been impacted by their significant respective retail category sales declines, which have continued to deteriorate in recent months. The current and projected sales trends and their resulting impact on these brands' profitability have impaired their valuation. Goodwill was written down to reflect each brand's fair value. The Polaner business was subsequently sold in February 1999.

     Stock Option Compensation (Income) Expense. In 1998, we recorded a benefit of $0.6 million primarily for lapsed stock options that were initially charged to compensation expense in 1997, offset by the amortization of the unearned stock compensation charge. In 1997, we recorded a $46.4 million non-cash stock option compensation charge relating to the indexed stock options granted to senior management and other employees, and stock options granted having exercise prices below the estimated fair market value of the common stock.

     Interest Expense. Interest expense for 1998 decreased to $96.0 million as compared to $104.9 million in 1997, primarily due to lower interest rates, offset slightly by an increase in overall debt. This amount represents:

     - $41.5 million of interest and commitment fees on our $400.0 million of senior subordinated notes at an annual interest rate of 10.375%;

     - interest and commitment fees of $46.2 million on term loans included in our senior bank facilities;

     - $4.9 million of interest expense on the borrowings under the revolving credit facility included in our senior bank facilities;

     - $3.1 million of amortization of deferred financing costs; and

     - $0.3 million of interest on the Grist Mill term loan.

We amended our senior bank facilities as of September 16, 1998. The weighted average interest rate for the senior bank facilities for 1998 was 7.18%.

     Provision for Income Taxes. Income taxes were $15.8 million in both 1998 and 1997. The effective tax rate increased to 49.1% in 1998 from 39.7% in 1997 due to the 1998 write-off of non-deductible goodwill, for which tax benefits were not available. Excluding the restructuring charge, the effective tax rate was 39.0%. We anticipate sufficient future taxable income to realize deferred tax assets recorded at December 31, 1998. In the event we determine that sufficient future taxable income may not be generated to fully realize the deferred tax assets, we will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     Net Income. For the year ended December 31, 1998, net income of $16.5 million decreased by $3.1 million versus 1997, primarily reflecting the factors discussed above. Excluding the restructuring charge and the non-cash stock option compensation benefit in 1998 and the non-cash stock option compensation charge and extraordinary charge in 1997, net income increased to $91.8 million from $51.9 million, or 76.9%.

     Basic earnings per share were $0.22 and $0.31 for 1998 and 1997, respectively, and diluted earnings per share were $0.21 and $0.30 for 1998 and 1997, respectively.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales. Our net sales were $1,222.4 million in 1997 as compared to $942.8 million in 1996, an increase of $279.6 million or 29.7%. Approximately $228.3 million of the increase was related to sales of companies acquired in 1997 consisting of Bumble Bee Seafoods, Creative Products, Productos Del Monte and Orleans Seafood, which were not reflected in the 1996 amounts and $40.4 million relating to a full year of Heritage sales as compared to only two months in 1996. The balance of the increase, or $10.9 million, was primarily due to net increases in sales of our existing brands.

     Cost of Goods Sold. Cost of goods sold was $611.1 million in 1997 as compared to $444.9 million in 1996. Expressed as a percentage of net sales, cost of goods sold increased to 50.0% from 47.2% in 1996. This was primarily attributable to the inclusion of the results of our Bumble Bee and Orleans Seafood businesses, which generally have lower gross margins than our other product lines. Cost of goods sold as a percentage of net sales was 69.8% for the six month period ended December 31, 1997 in the case of Bumble Bee Seafoods and 69.6% for the one month period of December 1997 in the case of Orleans Seafood. Excluding these seafood businesses, cost of goods sold declined to 46.3% of net sales from 47.2% of net sales in 1996. This decline in cost of goods sold as a percentage of net sales primarily resulted from a more favorable sales volume mix and continuing overall reductions in our manufacturing costs which reflect management's cost reduction initiatives.

     Total Marketing Expenses. Total marketing expenses increased to $250.7 million in 1997 as compared to $191.5 million in 1996. Expressed as a percentage of net sales, total marketing expenses increased to 20.5% in 1997 from 20.2% in 1996. The increase was primarily attributable to trade promotion expenses associated with securing retail shelf space for line extensions of existing products and new products ($14.2 million), as well as the inclusion of the newly acquired companies in 1997, primarily Bumble Bee Seafoods ($36.3 million), which has higher trade promotion expenses as a percentage of net sales than our other products, and Productos Del Monte ($3.0 million).

     Selling, General and Administrative Expenses. S,G&A expenses, excluding stock option compensation expense, were $170.6 million in 1997 as compared to $153.2 million in 1996. Total S,G&A expenses as a percentage of net sales declined to 13.9% in 1997 from 16.3% in 1996, primarily reflecting management's cost reduction initiatives.

     Stock Option Compensation (Income) Expense. The non-cash stock option compensation charge aggregating $46.4 million, or $0.42 per share on a diluted basis (net of $18.4 million of related tax benefit) included $44.8 million relating to indexed stock options granted to senior management and other employees. In addition, we have recorded $4.3 million related to unearned stock option compensation which will be amortized as the related options vest. We expect to record additional non-cash stock option compensation charges relating to these options in the years ending December 31, 1998, 1999 and 2000 estimated to be approximately $1.6 million, $1.6 million and $1.1 million, respectively.

     Interest Expense. Interest expense for 1997 was $104.9 million. This amount represents:

     - $42.0 million of interest and commitment fees on the senior subordinated notes;

     - $56.6 million of interest and commitment fees on the senior bank facilities;

     - $1.6 million of interest expense on our $40.0 million outstanding revolving credit facility balance; and

     - $4.7 million of amortization of deferred financing costs.

The weighted average interest rate for the senior bank facilities for 1997, which includes the revolving facility, was 8.16%.

     Interest expense for 1996 was $17.1 million, reflecting interest on indebtedness incurred in connection with the leveraged recapitalization completed in November 1996.

     Provision for Income Taxes. Income taxes decreased to $15.8 million in 1997 from $53.3 million in 1996 due to lower income before taxes. The effective tax rate increased to 39.7% in 1997 from 39.1% in 1996 due to the impact of state and local taxes. We anticipate sufficient future income to realize deferred tax assets recorded at December 31, 1997. In the event management determines that sufficient future taxable income may not be generated to fully realize the deferred tax assets, we will provide a valuation allowance by a charge to income tax expense in the period of such determination.

     Extraordinary Loss. We recognized an extraordinary after-tax charge of $4.3 million, or $0.06 per share on a diluted basis (net of $2.9 million of related tax benefit) associated with the write-off of unamortized deferred financing costs in connection with a senior bank facilities amendment.

     Net Income. For the year ended December 31, 1997, net income decreased by $63.4 million versus 1996, primarily reflecting the factors discussed above.

     Basic earnings per share were $0.31 and $1.34 for 1997 and 1996, respectively, and diluted earnings per share were $0.30 and $1.34 for 1997 and 1996, respectively.

RESULTS BY SEGMENT

     We manufacture and market a diversified portfolio of shelf-stable food products including entrees, side dishes, snacks, canned fish, specialty seafoods and canned meats, among others. We sell our products primarily in the U.S., Canada and Mexico, and are not dependent on any single or major group of customers for our sales.

     We have three reportable business segments -- Branded Products, Seafood and Private Label and Foodservice.

                                                                         PRIVATE LABEL
BRANDED PRODUCTS                          SEAFOOD                       AND FOODSERVICE
----------------                          -------                       ---------------
Chef Boyardee                  Bumble Bee                      private label canned pasta
Libby's brand of canned meats  Orleans                         cooking spray
Luck's                         Libby's canned salmon           fruit snacks
Ro*Tel                         Clover Leaf                     ready-to-eat cereals
Dennison's                     Paramount                       wholesome snack bars
Ranch Style                    Louis Kemp                      pie crust
PAM                            private label and foodservice-  personal care products
Gulden's                       seafood sales                   sales to foodservice distributors
Maypo
Wheatena
Maltex
G. Washington's
Crunch 'n Munch
Jiffy Pop
Campfire

     The All Other category is comprised of sales of Polaner products, sales to the military, contract sales to Nestle and International sales, which includes branded, private label and foodservice sales in Canada, Mexico, Puerto Rico and other export sales.

     We sold our Polaner fruit spreads and spices business on February 5, 1999. For comparative purposes, we have reclassified the Polaner sales and operating income from the Branded Products segment where it was reported in our 1998 Annual Report, to the All Other category for 1999, 1998 and 1997.

     We sell the products in each of our segments primarily to wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs.

     We evaluate segment performance based upon segment operating income (earnings before certain central expense, interest expense, other income or expense, net and income taxes excluding unusual or infrequently occurring items, restructuring charges and stock compensation income or expense).

     A summary of our three reportable business segments -- Branded Products, Seafood, and Private Label and Foodservice is as follows:

                                                                              NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                              ----------------------------   -------------------
                                               1996      1997       1998       1998       1999
                                                                (IN MILLIONS)
Net sales:
  Branded Products..........................  $749.4   $  781.1   $  800.3   $  534.5   $  636.8
  Seafood...................................      --      193.3      443.2      328.7      492.8
  Private Label and Foodservice.............    85.1      116.6      249.9      177.8      228.3
                                              ------   --------   --------   --------   --------
          Subtotal..........................   834.5    1,091.0    1,493.4    1,041.0    1,357.9
  All Other.................................   108.3      131.4      206.2      189.7      217.7
                                              ------   --------   --------   --------   --------
          Total.............................  $942.8   $1,222.4   $1,699.6   $1,230.7   $1,575.6
                                              ======   ========   ========   ========   ========
Segment operating income:(1)
  Branded Products..........................  $126.3   $  151.2   $  159.0   $  111.6   $  129.3
  Seafood...................................      --        9.5       30.7       21.5       28.4
  Private Label and Foodservice.............     8.9       17.2       35.6       25.1       31.0
                                              ------   --------   --------   --------   --------
          Subtotal..........................   135.2      177.9      225.3      158.2      188.7
  All Other.................................    22.3       23.5       31.4       24.9       22.2
                                              ------   --------   --------   --------   --------
          Total.............................  $157.5   $  201.4   $  256.7   $  183.1   $  210.9
                                              ======   ========   ========   ========   ========

------------------------------

(1) Excludes restructuring charge of $118.1 million and $4.3 million in 1998 and 1996, respectively, and stock compensation (income) expense of $(0.6) million and $46.4 million in 1998 and 1997, respectively.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     Branded Products. For the nine months ended September 30, 1999, the Branded Products segment net sales increased $102.3 million, or 19.1%, versus the comparable 1998 period. This increase is primarily due to the impact of a full nine months of sales of Libby's ($65.7 million), with the remaining $36.6 million primarily related to increased sales of Chef Boyardee ($17.3 million), PAM ($13.4 million), Ro*Tel ($5.5 million, primarily due to geographical expansion) and Dennison's ($3.2 million), partially offset by a continuing decline in our Campfire crisp rice bar business ($4.8 million).

     Sales of the Chef Boyardee brand increased approximately 6% for the nine months ended September 30, 1999 versus the comparable 1998 period. Chef Boyardee canned pasta sales increased 7%, primarily due to new product introductions and microwave sales increased 7%, partially offset by declines in Chef Boyardee Pizza Kits and Dinners.

     PAM sales were primarily driven by strong consumer promotion support to improve the price/value relationship versus competitive brands, the July 1998 launch of two new flavors, lemon and garlic, and increased sales to club stores and mass merchandisers.

     Segment operating income of the Branded Products segment for the nine months ended September 30, 1999 increased $17.7 million. As a percentage of net sales, segment operating income decreased from 20.9% during the nine months ended September 30, 1998 to 20.3% for the same period in 1999. This decrease reflects the change in product mix caused by the addition of Libby's which has lower operating margins than other products within the segment and an increase in promotional support related to the Branded Products over the comparable 1998 period.

     Seafood. The Seafood segment net sales for the nine months ended September 30, 1999 increased $164.1 million, or 49.9%, over the comparable 1998 period, due to the 1999 acquisitions of the Clover Leaf/Paramount brands ($92.0 million) and Louis Kemp ($22.8 million) and the September 1998 acquisition of Libby's and the increase in its related salmon sales ($6.2 million). The remaining $43.1 million represents increased sales for Bumble Bee primarily due to incremental distribution in mass merchandisers and club stores, increased sales in Puerto Rico and in specialty seafood products. Segment operating income increased $6.9 million, or 32.1%, which was less than the net sales increase due to an increase in marketing expenses for Bumble Bee.

     Private Label and Foodservice. For the nine months ended September 30, 1999, net sales of the Private Label and Foodservice segment, increased $50.5 million, or 28.4%, primarily due to the April 1998 acquisition of Grist Mill ($37.0 million), the September 1998 acquisition of Libby's and its related private label and foodservice sales ($10.3 million). The remaining $3.2 million increase is related to an increase in sales of other private label items, primarily canned pasta ($2.5 million) and an increase in foodservice sales ($2.2 million), offset by a decrease in sales of our private label non-food products ($1.4 million). Segment operating income for the nine months ended September 30, 1999 increased $5.9 million, or 23.5%.

     The All Other net sales for the nine months ended September 30, 1999 increased $28.0 million, or 14.8%, primarily due to contract manufacturing sales to Nestle ($38.6 million) at prices which approximate our cost of production, the acquisition of Libby's ($12.8 million), the acquisition of Puritan in March 1998 ($7.3 million), an increase in Productos Del Monte sales ($10.4 million), and a decrease in other International and Canadian sales ($6.3 million). We sold our Polaner business in February 1999, and accordingly, sales for Polaner decreased $32.6 million as compared to the comparable 1998 period. All Other operating income decreased $2.7 million, or 10.8%, largely reflecting the factors discussed above.

  YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Branded Products. The Branded Products segment net sales increased $19.2 million in 1998 compared to 1997. This increase is primarily the net result of the Libby's acquisition, which added $53.2 million in 1998 sales, and increased sales of Chef Boyardee ($1.6 million) and PAM ($4.5 million) products, offset by lower sales of Campfire ($16.1 million), Polaner ($8.5 million), Crunch 'n Munch ($9.1 million), Ranch Style ($4.0 million) and Dennison's ($3.0 million) products. All other Branded Products sales increased $0.6 million.

     Sales of our Chef Boyardee brand were relatively flat in 1998 versus 1997 levels. In terms of the brand's various product lines, canned pasta sales increased 1% and microwave sales were up 3%, partially offset by declines in Chef Boyardee Pizza Kits and Dinners.

     PAM sales increased due to higher category consumption and the introduction of two new items, PAM Lemon Flavor Seasoning Spray and PAM Garlic Flavor Seasoning Spray.

     The decline in Campfire sales ($17.6 million) largely correlates to a decline in the crisp rice bar category in general. This decline was partially offset by stronger sales of Campfire marshmallows during 1998 ($1.5 million). Similarly, sales of Polaner products decreased during 1998 as the fruit spread category in general declined. We subsequently sold the Polaner business during February 1999 and reclassified the related net sales to the All Other category. The decline in Crunch 'n Munch sales ($10.2 million) is attributable to the loss of sales to certain mass merchants that followed our reduction of promotional activity. This decline is partially offset by an increase in Crunch 'n Munch glazed pretzels ($1.1 million). The declines in sales of both Ranch Style and Dennison's reflects the change in our trade promotion activity to reduce the practice of off-invoicing.

     Segment operating income of the Branded Products segment increased $7.8 million largely reflecting the factors discussed above. As a percentage of net sales, segment operating income of the Branded Products segment increased from 19.4% during 1997 to 19.9% during 1998. This increase reflects efficiencies realized in our manufacturing activities.

     Seafood. The Seafood segment net sales and segment operating income reflect a full year of both Bumble Bee Seafoods and Orleans Seafood as well as approximately four months of Libby's salmon operations in 1998, as compared to only six months of Bumble Bee Seafoods and approximately one month of Orleans Seafood in 1997.

     Private Label and Foodservice. Sales of the Private Label and Foodservice segment increased $133.3 million due to the acquisition of Grist Mill ($80.2 million), a full year's results of Creative Products cooking sprays and personal care products acquired October 1, 1997 ($40.8 million), an increase in private label canned pasta sales ($6.7 million) and an increase in foodservice sales ($5.6 million). Segment operating income increased $18.4 million due to the acquisition of Grist Mill ($6.1 million), private label canned pasta ($2.6 million), a full year's results of Creative Products ($6.1 million) and an increase in foodservice sales ($3.6 million).

     The All Other net sales increased $74.8 million primarily due to the 1998 acquisition of Puritan ($28.1 million), a full year's results of Productos Del Monte, which was acquired October 1, 1997 ($46.5 million), increases in Puerto Rico net sales ($7.4 million) and Canadian net sales ($1.9 million), offset by a decrease in export sales ($8.3 million). Segment operating income increased $7.9 million largely reflecting the factors discussed above.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Branded Products. The Branded Products segment net sales increased $31.7 million primarily due to increased Chef Boyardee sales ($4.5 million), a full year impact of Campfire sales in 1997 ($26.7 million, Campfire was acquired in November 1996), an increase in Southwest brand sales ($7.1 million), an increase in Crunch 'n Munch sales ($2.4 million) and Crunch 'n Munch glazed pretzels introductory sales ($1.5 million), offset by a decrease in Polaner sales ($8.6 million) and PAM sales ($2.7 million). Segment operating income increased $24.9 million primarily due to Chef Boyardee ($17.9 million) and Southwest brands ($4.0 million), both primarily due to an improvement in gross margin in 1997, offset by increases in media and trade marketing expenses, an increase in PAM($1.6 million) and an increase in Crunch 'n Munch ($5.6 million), offset by a decrease in Campfire ($2.5 million), Crunch 'n Munch glazed pretzels ($1.0 million) and Polaner ($0.7 million).

     Seafood. The Seafood segment net sales and segment operating income reflect six months of Bumble Bee Seafoods and one month of Orleans Seafood operations in 1997.

     Private Label and Foodservice. Sales of the Private Label and Foodservice segment increased $31.5 million primarily due to a $17.4 million increase in canned pasta and the October 1997 acquisition of Creative Products ($15.8 million), offset by a decrease in foodservice sales ($1.7 million). Segment operating income increased $8.3 million due to an increase in canned pasta ($4.4 million), the impact of the Creative Products acquisition ($1.9 million) and an increase in foodservice sales ($2.0 million).

     The All Other net sales increased $23.1 million and segment operating income increased $1.2 million resulting from the impact of the fourth quarter 1997 acquisition of Productos Del Monte (sales of $19.3 million and segment operating income of $1.3 million) as well as increased sales and income from our Canadian operations.

LIQUIDITY AND CAPITAL RESOURCES

     Cash Flows. For the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999, we generated $146.0 million, $71.9 million, $163.3 million and $101.7 million, respectively, of cash flows from operating activities. The decrease in 1997 amounts compared to 1996 is primarily attributable to a full year of interest expense subsequent to the leveraged recapitalization in November 1996. Net income decreased $3.1 million in 1998, however non-cash charges relating to restructuring in 1998 of $114.8 million contributed to the increased operating cash flow as compared to 1997.

     Comparing 1998 to 1997, cash used for investing activities increased to $311.4 million from $253.8 million, primarily due to the acquisition of Libby's, Grist Mill and Puritan for approximately $129.4 million, $112.8 million and $41.0 million, respectively (less cash acquired of $6.1 million), as well as investing $31.0 million in capital expenditures, an increase of $17.4 million over 1997. Cash used for investing activities in 1996 was $41.0 million which included $11.9 million for capital expenditures. Capital expenditures are estimated to be approximately $42.0 million in 1999 and were $34.2 million for the nine months ended September 30, 1999. Net cash used by investing activities for the nine months ended September 30, 1999 was $109.9 million which includes the capital expenditures and the acquisitions of Clover Leaf/Paramount brands and Louis Kemp for approximately $38.3 million and $67.4 million, respectively, partially offset by the $30.0 million in proceeds from the sale of Polaner.

     Cash provided by financing activities for the years ended December 31, 1998, 1997 and the nine months ended September 30, 1999 was $151.9 million, $149.4 million and $7.4 million, respectively, compared to cash used in financing activities for the year ended December 31, 1996 of $59.1 million. In 1998, 1997 and 1996, we borrowed $210.0 million, $650.0 million and $670.0 million, respectively, and repaid $31.2 million and $750.0 million in 1998 and 1997, respectively, under the terms of our senior bank facilities. In 1998 and 1997, we borrowed $385.0 million and $141.0 million, respectively, and repaid $360.9 million and $101.0 million, respectively, under the terms of our revolving facility under our senior bank facilities. We made no repayments under the senior bank facilities in 1996, and we made no borrowings or repayments under the revolving facility in 1996. The 1998 borrowings include $57.2 million borrowed under the revolving facility in October 1998 which we used to purchase
4.4 million shares of our common stock at $13 per share from AHP Subsidiary Holding Corporation, a subsidiary of American Home Products. In addition, in 1997, we received $224.9 million from our issuance of common stock, net of issuance costs. In the nine months ended September 30, 1999 we borrowed $127.6 million and repaid $76.2 million under the terms of our revolving facility. In the nine months ended September 30, 1999 we repaid $57.1 million under the senior bank facilities and the Grist Mill term loan. The net additional borrowings in 1999, 1998 and 1997 were used to fund the acquisitions.

     In November 1996, we issued the senior subordinated notes. In September 1998, we amended the senior bank facilities, which currently consist of a $200.0 million revolving credit facility, a $516.5 million Tranche A term loan, a $149.8 million Tranche B term loan, a $100.0 million Tranche B-1 term loan and a $30.0 million Canadian revolving credit facility. Based on borrowings outstanding as of September 30, 1999 we expect cash payments for debt service in 1999 to be approximately $158.7 million, comprising approximately $60.1 million for interest payments on the senior bank facilities, $41.5 million for interest payments on the senior secured notes, $51.6 million for scheduled repayments of principal under the senior bank facilities and $5.5 million for the Grist Mill term loan. Based on amounts outstanding as of September 30, 1999 we will be required to make additional scheduled repayments of principal under the senior bank facilities of $73.1 million in 2000 and $93.4 million in 2001.

     We also have outstanding $400.0 million of 10 3/8% Senior Subordinated Notes due 2006, without any scheduled repayments of principal prior to maturity, requiring semi-annual interest payments. Both the senior bank facilities and the terms of the senior subordinated notes contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into capital leases, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates and otherwise restrict corporate activities. In addition, under the senior bank facilities we are required to comply with specified minimum interest coverage, maximum indebtedness to Earnings before interest, taxes, depreciation and amortization, or EBITDA, and minimum fixed charge coverage ratios. See "Description of Indebtedness."

     Since our leveraged recapitalization, we have utilized significant cash flows from operations and financing activities to implement the following strategic acquisitions:

                     BUSINESS ACQUIRED                        DATE OF ACQUISITION   ACQUISITION PRICE
                     -----------------                        -------------------   -----------------
                                                                                      (IN MILLIONS)
Bumble Bee Seafoods(1)......................................  July 1997                  $163.1
Creative Products(2)........................................  October 1997                 52.0
Productos Del Monte(3)......................................  October 1997                   --
Orleans Seafood(2)..........................................  November 1997                26.9
Puritan(2)..................................................  March 1998                   41.0
Grist Mill(2)...............................................  April 1998                  112.8
Libby's(2)..................................................  September 1998              129.4
Clover Leaf/Paramount(2)....................................  January 1999                 38.5
Louis Kemp(2)...............................................  July 1999                    68.5

------------------------------

(1) Financed through term loan borrowings under the senior bank facilities and cash on hand.

(2) Financed through borrowings under our senior bank facilities.

(3) Acquired for 3,127,415 shares of our common stock, representing a purchase price of $40.0 million.

     We believe that cash generated from operations and borrowings under the senior bank facilities will be sufficient to satisfy working capital requirements and required capital expenditures. Further expansion of the business through acquisitions may require us to incur additional indebtedness or issue equity securities. There can be no assurance that additional debt or equity will be available to us, or if available, will be on terms acceptable to us.

FINANCIAL INSTRUMENTS

     We currently do not use derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives. In accordance with our senior bank facilities, we are required to enter into interest rate protection agreements to the extent necessary to provide that, when combined with our senior subordinated notes, at least 50% of our aggregate indebtedness is subject to either fixed interest rates or interest rate protection.

     We have entered into interest rate swap, cap and collar agreements to reduce the impact of changes in interest rates on its floating rate debt. The swap agreements are contracts to exchange floating interest rate payments for fixed interest rate payments or fixed interest rate payments for floating interest rate payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. For interest rate instruments that effectively hedge interest rate exposures, the net cash amounts paid or received on the agreements are accrued and recognized as an adjustment to interest expense.

     We are exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. However, we do not anticipate non-performance by the counterparties.

     As of September 30, 1999, we had the following interest rate instruments in effect for which the fair value of these instruments is based on estimated current settlement cost (notional amounts are in millions):

                               NOTIONAL AMOUNT    STRIKE RATE    FAIR VALUE      PERIOD        RATES
Interest Rate Swaps..........       $200(1)          6.23%         $ 1.3        8/98-11/01    6-month
                                     600(1)          5.55%            --         5/99-5/04    3-month
Interest Rate Cap............       $225(1)          6.75%            --       10/98-10/99    6-month
                                     200(2)          6.75%            --        8/98-11/01    6-month
                                     600(2)          6.30%           2.6         5/99-5/04    3-month
Interest Rate Floor..........       $200(1)          5.20%          (1.8)       8/98-11/01    6-month
                                     600(1)          4.45%          (5.2)        5/99-5/04    3-month
Interest Rate Collar.........       $150(1)          5.75%           0.5       10/98-10/01    3-month
                                                     3.76%            --
                                                                   -----
                                                                   $(2.6)

------------------------------

(1) Agreement exchanges floating interest rate payments for fixed interest rate payments.

(2) Agreement exchanges fixed interest rate payments for floating interest rate payments.

     Seasonality and Quarterly Results. Our historical inventory levels are moderately seasonal and affected by the growing season for commodity products such as tomatoes, fruits, beans and peanuts. As these products are harvested from August through October, inventory levels tend to grow during this period. Due to the outsourcing resulting from the closing of the Vacaville facility, this seasonality impact will be reduced. Our inventory levels in our seafood businesses are also affected by the seasonal fishing cycle causing increased inventory levels from April through May and September through October. Our net sales and results of operations are generally not seasonal.

IMPACT OF RECENT ACCOUNTING STANDARDS

     In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued to establish standards for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. This statement requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented pursuant to the provisions of SFAS 133. As issued, SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. However, with the introduction of SFAS 137, "Deferral of the Effective Date of SFAS 133", SFAS 133 is now effective for fiscal years beginning after June 15, 2000. We are currently evaluating the effect this statement will have on our financial statements.

READINESS FOR YEAR 2000

     Many computer systems and other equipment with embedded chips or processors use only two digits to represent the year, and as a result may be unable to accurately process certain data before, during or after the Year 2000, commonly known as "Y2K". As a result, entities are at risk for possible miscalculations or systems failures causing disruption in business operations. This Y2K issue can arise at any point in our manufacturing, processing, distribution and business operations.

     A Y2K Compliance Project, directed by our Vice President of Information Systems, has been in process since 1997. Our business systems are either being replaced with newer systems that are Y2K compliant or each system that will be retained is being remediated. The internal project team for manufacturing systems compliance is complemented by a project control review by an outside consulting firm. The project scope is not limited to computerized business systems. Infrastructure issues including, but not limited to, telephone switches, personal computers, data communication network control software and production process control software, are being addressed.

     Achieving Y2K compliance for our business systems will largely be a by-product of our initiative to improve access to business information through a common, integrated computing system across the organization. We have implemented an Enterprise Resource Planning (ERP) System based on SSA's Business Planning and Control System (BPCS) software. The remediation of this software for Y2K compliance was completed as of November 15, 1998. This software is generally being or will be used in all existing operations by the fourth quarter of 1999. Other non-Y2K compliant business software is being replaced or upgraded to versions which are Y2K compliant. Total business systems compliance costs, excluding internal costs, are not expected to be material.

     Our infrastructure issues have been assessed and a remediation plan has been completed. Remediation cost estimates are not expected to be material. All critical manufacturing process control systems have been tested and are believed to be compliant. We are in the process of conducting a records review on these systems to verify compliance.

     We have undertaken efforts to verify that all of our material vendors and suppliers will be Y2K compliant. Specifically, we sent a comprehensive questionnaire to all of our significant suppliers and vendors regarding their Y2K compliance in an attempt to identify any problem areas with respect to these groups. Although the results of the questionnaire indicated that our material vendors and suppliers intend to be Y2K compliant before the end of 1999, they were not able to provide us any assurances.

     We have developed contingency plans which include an on-site task force for the weekend of January 1, 2000, back-up generators for the central computing facility in case of a loss of power, and back-up processes including manual workarounds, which will be used if necessary.

     The failure to correct a material Y2K problem could result in an interruption in, or failure of, certain normal business activities or operations. We believe that with the completion of the remediation of the business systems, the possibility of significant interruptions of normal operations should be reduced. However, due to the general uncertainty inherent in the Y2K problem, resulting in part from the inability to ensure readiness of third parties, the Y2K compliance issue could have a material adverse impact on our results of operations, cash flows and financial condition. Based upon information available at this time, we believe that the cost of Y2K readiness will not have a material adverse effect on the consolidated financial position, results of operations or cash flows. Y2K expenditures are being funded through operating cash flow.

                                    BUSINESS

OUR BUSINESS

     We are a leading North American manufacturer and marketer of a diversified, well-established portfolio of shelf-stable food products with popular brand names, including Chef Boyardee prepared foods, Bumble Bee and Orleans premium canned seafood, Louis Kemp specialty seafood, PAM cooking spray, Libby's canned meats, Crunch 'n Munch glazed popcorn and pretzels and Gulden's mustard. In the U.S., 12 of our 16 principal branded product lines command the number one position in their defined markets. Many of our brands also command leading market positions in Canada, Mexico and Puerto Rico. Our portfolio of leading brands provides us with a strong presence in the U.S. as well as an attractive platform for continued international expansion. Our brand name business is complemented by growing foodservice and private label businesses.

     One of our primary objectives is to increase sales through both internal and external growth. Since the beginning of 1997, we have successfully increased sales of existing brands through new product introductions and improved marketing campaigns. In addition, we have completed nine acquisitions, which accounted for $1,146.9 million or 55% of our 1998 aggregate net sales. As result of these initiatives, our sales for the nine months ended September 30, 1999 increased 28% to $1,575.6 million as compared to the same period in 1998. Excluding the impact of any acquisitions and divestitures, sales increased 8% during the same period.

     Our two largest brands, the nationally distributed families of Chef Boyardee prepared foods and Bumble Bee premium canned seafoods, represented approximately 20% and 22%, respectively, of our aggregate net sales in 1998. Chef Boyardee is one of the nation's most widely recognized brands and is found in over half of American homes with children. Bumble Bee is one of the leading brands of premium canned seafood in the U.S. and is the leading brand of canned white meat tuna and salmon in the U.S. Our strong Chef Boyardee and Bumble Bee brands are complemented by our other national brands, including PAM cooking spray, Louis Kemp and Orleans specialty seafoods, Libby's canned meats, Crunch 'n Munch glazed popcorn and pretzels, Gulden's mustard, Campfire marshmallows and Ro*Tel canned tomatoes with green chilies, and our strong regional brands including Ranch Style and Luck's canned beans and Dennison's canned chili. Through our Productos Del Monte subsidiary, we are also a leading processor and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. In Canada, our brands are also the category leaders in canned pasta, canned seafood, cooking spray and stews.

     Our portfolio of leading brands provides a critical mass of brand name sales that:

     - creates a position of strength with retailers that is critical in maintaining and securing valuable retail shelf space for our products;

     - provides a strong platform for introducing product line extensions and new products; and

     - allows us to realize synergies in manufacturing, marketing, distribution and raw material sourcing.

     The following table sets forth market positions and market shares of our principal product lines, along with certain competitors' market share information.

                   MARKET POSITION OF PRINCIPAL PRODUCT LINES

                                                                         MARKET SHARE             NUMBER TWO
                                                                ------------------------------   COMPETITOR'S
PRODUCT LINE                        CATEGORY/SEGMENT            POSITION            PERCENTAGE    PERCENTAGE
BRANDED PRODUCTS SEGMENT
  Chef Boyardee...................  Canned Pasta                #1                     57%            33%
  Chef Boyardee...................  Pizza Mixes                 #1                     68%            15%
  PAM.............................  Cooking Spray               #1                     52%            14%
  Gulden's........................  Brown Mustard               #1                     43%            23%
  Libby's.........................  Corned Beef                 #1                     36%            16%
  Libby's.........................  Vienna Sausage              #2                     24%            NA
  Ro*Tel..........................  Canned Tomatoes with Green  #1                     80%             2%
                                      Chilies
  Ranch Style.....................  Canned Beans(1)             #1 in Southwest(2)     29%            16%
  Luck's..........................  Miscellaneous Canned        #1 in Southeast(2)     32%            26%
                                      Beans(1)
  Dennison's......................  Canned Chili                #2 in West(2)          27%            NA
  Crunch 'n Munch.................  Glazed Snacks               #1                     32%            30%
  Campfire........................  Marshmallows                #2                     10%            NA
SEAFOOD SEGMENT
  Bumble Bee......................  Canned White Meat Tuna      #1                     38%            34%
  Bumble Bee......................  Canned Light Meat Tuna      #3                     15%            NA
  Bumble Bee......................  Canned Salmon               #1                     20%            10%
  Bumble Bee/Orleans..............  Seafood Specialty           #1                     18%            13%
MEXICO
  Productos Del Monte.............  Catsup                      #1                     44%            32%
  Productos Del Monte.............  Corn                        #1                     31%            22%
CANADA
  Chef Boyardee...................  Canned Pasta                #1                     58%            34%
  PAM.............................  Cooking Spray               #1                     62%             3%
  Puritan.........................  Stews and Meatballs         #1                     57%            37%
  Clover Leaf.....................  Tuna                        #1                     38%            17%
  Clover Leaf.....................  Salmon                      #1                     50%            16%

------------------------------

(1) The canned beans category includes both pork and beans, baked beans, refried beans and miscellaneous beans segment. In their respective regions, Ranch Style leads the category with a total market share of 29%, and Luck's leads the miscellaneous beans segment with a market share of 32%.

(2) We define (a) the Southwest region to include Nielsen reported information for Texas, Oklahoma, New Mexico, Colorado, Arizona and southern California;
    (b) the Southeast region to include Nielsen reported information for Georgia, Alabama, North Carolina, South Carolina, Kentucky, Virginia and West Virginia and (c) the West region to include Nielsen reported information for Nevada, California, Oregon, Arizona and Washington.

OUR BUSINESS STRATEGY

     Our business strategy is to increase sales and profits by:

     Leveraging Our Leading Brands. We intend to expand our product offerings by leveraging our existing portfolio of leading brands. Our management believes that:

     - Chef Boyardee, Bumble Bee, Louis Kemp and Libby's brands can serve as strong platforms to expand and extend our product lines into other quick-meal products;

     - Ro*Tel can be utilized to develop a broader southwestern cuisine business; and

     - Crunch 'n Munch, Campfire and Jiffy Pop can be the cornerstone of a diversified snack foods business.

     In addition, we have formulated a number of new products in our existing product lines to capitalize on the growing trends toward convenient foods. As a part of our business strategy, we have introduced several new products under our existing brand names including:

     - Chef Boyardee Overstuffed Ravioli, 99% fat-free ravioli and a line of Homestyle pastas which include Ravioli Primavera, Cannelloni and Rigatoni;

     - a line of Bumble Bee specialty shellfish products;

     - Libby's canned Beef Stew, and an expanded line of Libby's luncheon and canned meats;

     - PAM lemon and garlic flavored cooking spray;

     - a line of Luck's baked beans and fat-free beans, Ranch Style baked beans and refried beans;

     - Gulden's honey mustard;

     - Crunch 'n Munch Toffee Pretzels; and

     - Ro*Tel Pico de Gallo salsas.

     Refocusing Our Marketing Efforts. To enhance our established brand names, we have refocused our marketing and packaging efforts. Specifically, we have:

     - redirected our marketing efforts to more effectively address our target audiences, increase usage of our products and support new product introductions;

     - introduced a performance-based trade promotion structure for our non-seafood categories;

     - increased consumer awareness and promotional activity through our partnerships with the World Wrestling Federation(R) and Joe Gibbs Racing(TM) Stock Car Program; and

     - updated packaging and improved product quality.

     Since 1996, we have refocused our marketing efforts for many of our principal brands by emphasizing consumer advertising and performance-based trade promotions. We have introduced several new television advertising campaigns, such as those promoting Chef Boyardee as an ideal "fourth meal" to be served after school and PAM cooking spray as a flavor enhancer and a healthy alternative to cooking oils, butter and margarine. In addition, we have begun television and radio advertising for Ro*Tel canned tomatoes and Pico de Gallo salsas. We have also redesigned the packaging of a majority of our products to emphasize the brand name, contemporize the presentation and make the products visually more appealing to consumers.

     Expanding into Foodservice and Private Label. We believe that the foodservice and private label businesses, which together represent 14% of our 1998 aggregate net sales, offer significant growth opportunities. We believe that we can further develop these businesses by utilizing our established sales and distribution capabilities. As part of this strategy, we acquired Creative Products, the leading manufacturer of cooking spray sold to private label and foodservice customers in the U.S., and Grist Mill, a leading manufacturer of private label cereal and fruit snack products. Through these acquisitions, we have significantly expanded our private label product offerings. In addition, we believe that Grist Mill's manufacturing facility can be used to produce other cereal bar products and can serve as a foundation to consolidate other private label producers of similar products.

     Expanding Internationally. We believe that attractive opportunities exist to expand our sales in international markets with growing economies and attractive demographics. In October 1997, we acquired Productos Del Monte, a leading producer and distributor of branded catsup, canned vegetables and bottled salsa in Mexico. We have successfully begun to leverage the infrastructure of Productos Del Monte as a platform to expand our Ranch Style and PAM product lines in Mexico. In March 1998, we acquired Puritan, the largest processor and marketer of canned stews and meatballs in Canada; and in January 1999, we acquired the Clover Leaf and Paramount brands. Clover Leaf is the number one brand of tuna and salmon in Canada. Paramount is a leading tuna brand in Australia. The acquisition also gave us a presence in the private label business in the United Kingdom.

     Completing Strategic Acquisitions. We will continue to pursue opportunities to make acquisitions that complement and expand our core businesses or that enable us to enter new markets. We believe that our strong cash flow from operations and our relatively low capital expenditure requirements will provide financial resources necessary to fund this growth strategy. Since our leveraged recapitalization, we have more aggressively pursued acquisitions and have completed the following acquisitions at attractive prices:

                     BUSINESS ACQUIRED                        DATE OF ACQUISITION   ACQUISITION PRICE
                     -----------------                        -------------------   -----------------
                                                                                      (IN MILLIONS)
Bumble Bee Seafoods.........................................  July 1997                  $163.1
Creative Products...........................................  October 1997                 52.0
Productos Del Monte.........................................  October 1997                 40.0
Orleans Seafood.............................................  November 1997                26.9
Puritan.....................................................  March 1998                   41.0
Grist Mill..................................................  April 1998                  112.8
Libby's.....................................................  September 1998              129.4
Clover Leaf/Paramount.......................................  January 1999                 38.5
Louis Kemp..................................................  July 1999                    68.5

     Our infrastructure and management expertise have allowed us to integrate these acquisitions in a timely and cost-effective manner. These acquisitions were acquired for a total purchase price of $672.2 million and represented $1,146.9 million, or 55%, of our 1998 aggregate net sales.

     Continuing to Achieve Cost Savings. In each year since 1997, we have achieved annualized net cost savings in excess of $20 million from both our core business operations and the operations of businesses acquired through:

     - reducing overhead and duplicative administrative, sales and other personnel;

     - streamlining production, distribution, research and administrative functions; and

     - savings in purchasing and brokerage expense.

     Our cost cutting efforts have helped us increase the gross margins of our core business products, which excludes those businesses acquired and divested since October 1996, from 54% in 1996 to 59% for the nine months ended September 30, 1999. We expect to be able to achieve further cost savings by continuing these initiatives.

PRODUCTS AND MARKETS

     In the U.S., we manufacture and market popular branded food products that are leaders within their respective markets. Our domestic branded food business is complemented by our growing foodservice and private label businesses and our strong presence in Canada, Mexico and Puerto Rico.

     We have three reportable business segments -- Branded Products, Seafood and Private Label and Foodservice. The following table sets forth aggregate net sales and related information for each of these segments and our other markets for the periods indicated.(1)

                                                                                             NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                                   ------------------------------------------------   -------------------------------
                                        1996             1997             1998             1998             1999
                                   --------------   --------------   --------------   --------------   --------------
                                            % OF             % OF             % OF             % OF             % OF
                                             NET              NET              NET              NET              NET
                                   AMOUNT   SALES   AMOUNT   SALES   AMOUNT   SALES   AMOUNT   SALES   AMOUNT   SALES
                                                                     (IN MILLIONS)
BRANDED PRODUCTS
  Chef Boyardee..................  $ 400     19.6%  $ 405     19.9%  $ 407     19.7%  $ 314     20.1%  $ 332     20.3%
  PAM............................     85      4.2%     82      4.0%     86      4.1%     61      3.9%     74      4.5%
  Libby's........................    107      5.2%    102      5.0%     91      4.4%     69      4.4%     72      4.4%
  Crunch 'n Munch................     49      2.4%     53      2.6%     44      2.1%     33      2.1%     33      2.0%
  Ranch Style....................     44      2.2%     46      2.3%     42      2.0%     32      2.1%     33      2.0%
  Ro*Tel.........................     26      1.3%     30      1.5%     30      1.5%     18      1.2%     24      1.5%
  Luck's.........................     29      1.4%     29      1.4%     29      1.4%     21      1.3%     23      1.4%
  Dennison's.....................     22      1.1%     23      1.1%     21      1.0%     15      0.9%     18      1.1%
  Gulden's.......................     17      0.8%     17      0.8%     17      0.8%     14      1.0%     13      0.8%
  Campfire(2)....................     55      2.7%     34      1.7%     18      0.9%     13      0.8%      8      0.5%
  Jiffy Pop......................      5      0.2%      6      0.3%      6      0.3%      4      0.3%      4      0.3%
  Other(3).......................      4      0.2%      4      0.2%      4      0.2%      3      0.2%      2      0.1%
                                   ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
        Total Branded Products...    843     41.3%    831     40.8%    795     38.4%    597     38.3%    636     38.9%
SEAFOOD
  Bumble Bee.....................    432     21.1%    415     20.4%    449     21.7%    335     21.5%    378     23.1%
  Clover Leaf/Paramount..........    140      6.9%    142      7.0%    144      7.0%    111      7.1%     97      5.9%
  Louis Kemp.....................    111      5.4%    105      5.1%    113      5.5%     86      5.5%     85      5.2%
                                   ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
        Total Seafood............    683     33.4%    662     32.5%    706     34.2%    532     34.1%    560     34.2%
PRIVATE LABEL AND FOODSERVICE....    248     12.1%    273     13.4%    289     14.0%    219     14.1%    228     13.9%
ALL OTHER
  Canada.........................     85      4.2%     91      4.4%     89      4.3%     68      4.4%     70      4.3%
  Mexico, Puerto Rico and
    International................    109      5.4%    106      5.2%    113      5.4%     83      5.3%     84      5.1%
  Military.......................     25      1.2%     27      1.3%     27      1.3%     21      1.3%     20      1.2%
  Contract Sales.................     49      2.4%     49      2.4%     49      2.4%     39      2.5%     39      2.4%
                                   ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
        Total All Other..........    268     13.2%    273     13.3%    278     13.4%    211     13.5%    213     13.0%
                                   ------   -----   ------   -----   ------   -----   ------   -----   ------   -----
        Total....................  $2,042   100.0%  $2,039   100.0%  $2,068   100.0%  $1,559   100.0%  $1,637   100.0%
                                   ======   =====   ======   =====   ======   =====   ======   =====   ======   =====

------------------------------

(1) Aggregate net sales include our sales as well as sales of Heritage, Bumble Bee Seafoods, Productos Del Monte, Creative Products, Orleans Seafood, Puritan, Grist Mill, Libby's, Clover Leaf/Paramount and Louis Kemp for each of the periods shown.

(2) For the years ended 1996 and 1997, Campfire aggregate net sales include private label sales of marshmallows and marshmallow rice crisp bars. These private label sales for 1997 and forward are included in Foodservice and Private Label.

(3) Includes Wheatena, Maypo and Maltex hot cereals and G. Washington's dry seasonings and broths.

  BRANDED PRODUCTS (38.4% OF 1998 AGGREGATE NET SALES)

     Chef Boyardee. Created by Hector Boiardi in 1929 and acquired by us in 1946, Chef Boyardee is one of the nation's most recognizable brand names. The Chef Boyardee product line consists of canned pasta, microwave pasta, pizza kits, dry dinners and spaghetti sauces. Chef Boyardee products are found in over half of all American homes with children. We believe that Chef Boyardee products appeal to families with children because they are generally convenient, nutritionally sound and inexpensive relative to other quick meal and snacking alternatives. Canned pasta is purchased most frequently by women with children between the ages of 3 and 12.

     We separate the canned pasta category into two categories: "All Family" and "Kids." The "All Family" category represents canned pasta products primarily consumed by children. The "Kids" category represents canned pasta products typically in the shapes of popular cartoon and comic book characters that are primarily consumed by children age six and under. Our "All Family" canned pasta line consists primarily of Beef Ravioli, Overstuffed Ravioli and Mini-Ravioli, in both regular and 99% fat-free product offerings, the Homestyle line, which consists of Ravioli Primavera, Cannelloni and Rigatoni, as well as Spaghetti & Meatballs and Beefaroni, and accounts for approximately 87% of our branded canned pasta sales. Our "Kids" canned pasta line features the Chef Jr. line and has been reformulated to appeal to younger children. The Chef Jr. line includes shapes such as ABCs and 123s, dinosaurs, adventures of the sea, micro-ravioli, flying saucers and aliens and licensed characters such as Spiderman. The Chef Jr. line accounts for approximately 13% of our branded canned pasta sales.

     As the table below indicates, Chef Boyardee is the leading brand in the canned pasta category with a 57% market share, followed by the Campbell Soup Company's Franco American brand at 33%. The remaining 10% is primarily private label.

                                                                   CHEF      FRANCO
                                                     SIZE        BOYARDEE   AMERICAN   OTHER
SEGMENT                                          (IN MILLIONS)
"All Family"...................................      $363           79%         9%      12%
"Kids".........................................       207           19%        74%       7%
                                                     ----
          Total Canned Pasta...................      $570           57%        33%      10%
                                                     ====

     As indicated in the table above, Chef Boyardee holds a dominant position in its core "All Family" category while Franco American products have the number one position in the "Kids" category. Management believes that its "All Family" products compete primarily within the broader category of prepared or quick meals.

     We intend to continue to build Chef Boyardee's brand equity through strong advertising support and packaging that aggressively promote the Chef Boyardee brand name. In addition, we believe that sales of Chef Boyardee products can be enhanced by:

     - targeting advertising campaigns toward moms and children ages 9 to 13, the older segment of the brand's traditional consumer base;

     - encouraging greater use of Chef Boyardee products, particularly as an after school snack; and

     - age extending the category through the introduction of differentiated new products that appeal to older children and adults.

     PAM. Our PAM products include Original, Butter, Olive Oil, Lemon and Garlic non-stick cooking sprays. Our advertising and marketing strategy for PAM emphasizes use of the product as a flavor enhancer and as an all-natural cooking spray for healthy, low-fat cooking. As a result of PAM's image and performance, the brand enjoys a loyal customer base and a premium price.

     In grocery outlets, the non-stick cooking spray category has grown at a compound annual rate of approximately 8% from 1993 to 1998. We believe that this rapid sales growth has been driven by a trend toward healthier eating and cooking. Several well-known chefs and numerous cookbook and magazine recipes have advocated cooking sprays in lieu of fattier oils and spreads. PAM is the market leader in the $191.7 million non-stick cooking spray category with 52% of the market, while CPC International, Inc.'s Mazola, Procter & Gamble's Crisco and Unilever's Shedd's have market shares of 14%, 3% and 1%, respectively. Private label accounts for most of the remaining market share with approximately 22%, of which Creative Products produces the majority.

     We intend to capitalize on PAM's premium image and the trend toward healthier eating by identifying and promoting new usage occasions through advertising campaigns and on-package and in-store recipe suggestions. In 1998, we introduced two new flavors, garlic and lemon, which, combined, currently have approximately a 5% market share, and a barbecue grill spray that is formulated to withstand higher heat. In addition, we have begun to distribute PAM in Mexico.

     Libby's. Since its creation in 1868, Libby's has developed into a leading domestic manufacturer, importer and global marketer of canned meat products. Libby's canned product line includes vienna sausage, corned beef, hash, potted meat, sandwich spreads, roast beef and sausage and gravy. The two largest selling products, vienna sausage and corned beef, represented approximately 76% of total Libby's 1998 net sales.

     Libby's holds the number one share of the canned corned beef segment with a 36% share and is number two in the vienna sausage segment with a 24% share. Similar to our other canned product lines we believe that Libby's product appeals to consumers because they are convenient to prepare and inexpensive relative to other quick meal alternatives. We have recently improved the product quality and packaging graphics across most of the existing line. The canned meat category was approximately $1.2 billion in 1998 and is comprised of several segments. The segments in which Libby's competes represent only 23% of the canned meat category. In the fourth quarter we launched several new entries into those segments where we currently do not compete. These entries include chili, stews and luncheon meats.

     Crunch 'n Munch. Crunch 'n Munch, a combination of popcorn and fresh dry roasted peanuts coated with a butter toffee glaze, is offered in four flavors consisting of Buttery Toffee, Caramel, Almond Supreme and Fat-Free Buttery Toffee. Crunch 'n Munch is positioned as a snack to satisfy the salty and sweet cravings of consumers. We believe that the brand's new contemporary package design, which emphasizes the Crunch 'n Munch brand name, and its new fat-free product, as well as further product line extensions such as the recently introduced Crunch 'n Munch glazed pretzels, will allow us to increase our consumer base. Moreover, management believes that the brand can achieve significantly higher levels of sales through utilization of a direct-store-delivery system and new product introductions.

     Glazed snacks is a $128.8 million category. Crunch 'n Munch has a 32% market share, followed by Cracker Jack at 30%. No other competitor accounts for more than 10% of the market.

     Ranch Style. The Ranch Style product line consists of pork 'n beans, baked beans, refried beans, ingredient beans, chili and beef-stew. The brand is marketed primarily in the southwestern U.S. where it leads the region with a 29% share of the canned bean category. With ingredients that are low in fat and high in protein, Ranch Style products are positioned to satisfy the growing trend toward healthy eating. We expanded the line offering by introducing two new baked bean items and a line of refried beans. Ranch Style has had a presence in Mexico for over five years and management believes that sales of the brand can be further expanded in this market.


     Ro*Tel. Our Ro*Tel brand, which primarily consists of diced tomatoes with green chilies, has an 8% market share of the canned tomato category and commands an 80% market share of the tomato with green chilies segment. The Ro*Tel brand competes primarily with Hunt's and Del Monte products. The brand is known as a zesty, robust and flavorful tomato ingredient used primarily in combination with processed cheese as a dip for tortilla chips. Our marketing strategy for Ro*Tel has primarily consisted of print advertising campaigns and on-package recipes which feature Ro*Tel as the secret ingredient that can be used to enhance traditional dishes.


     Since 1996, we have introduced four product extensions to our Ro*Tel line, "mild," "extra hot," Mexican Fiesta and Italian Harvest. In 1999, we introduced Ro*Tel Pico de Gallo salsas into several markets in the Southwest and in 2000, we plan to launch nationally all diced tomato flavors and expand the salsa distribution. We anticipate that these product extensions will be supported by radio, television and billboard advertising as well as coupons and in-store promotions.

     Luck's. Luck's is the leader in the $76.4 million miscellaneous bean market in the Southeast with a 32% market share. The Luck's product line, which primarily includes bean products known for their traditional southern-style flavor, was enhanced by our introduction of four flavors of baked beans under the Luck's brand.

     Dennison's. Our Dennison's product line was originated in San Francisco as a family recipe by Mrs. May Belle Dennison in 1915 and was purchased by us in 1954. Dennison's has traditionally been marketed in the West, where it has a 27% share of the region's $86.0 million chili market. Today's product line is vastly expanded and consists of various varieties of chili, including Chili con Carne with and without beans, Hot Chili and Chunky Chili. Over the last two years, we have also introduced Fat-Free Beef Chili, Turkey Chili and Vegetarian Chili, all designed to appeal to the health conscious California consumer.

     Gulden's. Gulden's mustard is the leader in the brown mustard segment with a 43% market share, followed by French's brown mustard with a 23% market share. Brown mustard is a $44.1 million segment of the $296.0 million mustard category. The brown mustard grocery segment grew at a compound annual rate of 8% between 1993 and 1998. We continued to build our presence within the category with the introduction of Gulden's zesty honey mustard in July 1998.

     Campfire. Our Campfire product line consists of marshmallows and marshmallow crisp rice bars. The Campfire brand name enjoys broad consumer recognition, as it is the oldest brand name in the marshmallow category. Campfire marshmallow is the second leading brand in the $124.1 million grocery marshmallow market with a 10% market share. The Jet Puffed brand is the market leader with a 46% market share, with private label accounting for the balance of the market.

     We believe that Campfire marshmallow sales will continue to grow over the next several years driven by expanded distribution of the Campfire marshmallow and private label lines. Marshmallow crisp rice bars sales have declined due to increased competition in this category.

     Other Brands. A number of smaller brands complete our national brands portfolio, including Maypo and Wheatena hot cereals and G. Washington's dry seasonings and broths.

  SEAFOOD (34.2% OF 1998 AGGREGATE NET SALES)

     Our portfolio of seafood brands consists of Bumble Bee, Orleans, Libby's, Clover Leaf and Paramount canned seafood and Louis Kemp specialty seafoods products.

     Bumble Bee. Founded in 1899 and acquired by us in July 1997, Bumble Bee is one of the leading brands of premium canned seafood products in the U.S. The Bumble Bee product line consists principally of canned white meat tuna, canned light meat tuna and canned salmon. Bumble Bee holds number one shares of the canned white meat tuna market and the canned salmon market and is the third leading brand in the canned light meat tuna market. Similar to our Chef Boyardee product line, we believe that Bumble Bee products appeal to consumers because they are convenient to prepare and more nutritious relative to other quick meal and snacking alternatives.

     The canned tuna market in the U.S. is approximately $1.2 billion and is generally segmented into two main categories, white meat, $488 million, and light meat, $634 million. White meat tuna is processed from albacore tuna and has a superior quality image and premium price compared to light meat tuna, which is processed from skipjack and yellowfin tuna, due to its milder flavor, lighter color and firmer texture. Our canned white meat tuna product has significantly higher gross margins than our light meat tuna products.

     As the table below indicates, Bumble Bee is the market leader in the white meat canned tuna segment with a 38% market share, followed by H.J. Heinz Company's Starkist brand and the Chicken of the Sea brand. In the light meat canned tuna segment, Bumble Bee is the third leading brand with a 15% market share. Private label represents 6% and 14% of the canned white meat market and canned light meat tuna market, respectively. In addition to Bumble Bee's leading market positions in canned tuna, Bumble Bee is also the market leader in canned salmon with a 20% market share.

                                                                     MARKET SHARE
                                                      ------------------------------------------
                                                                               CHICKEN
                                          SIZE        BUMBLE BEE   STARKIST   OF THE SEA   OTHER
SEGMENT                               (IN MILLIONS)
Canned White Meat Tuna..............      $488            38%         34%         17%       11%
Canned Light Meat Tuna..............      $634            15%         50%         17%       18%

     Orleans. In November 1997, we expanded our seafood segment with the acquisition of Orleans Seafood, the leading marketer of canned shrimp and canned crabmeat in the U.S. Orleans markets its products primarily under the Bumble Bee, Orleans and Harris brand names and has a 38% share of the domestic canned shrimp market and a 27% share of the domestic canned crabmeat market. Orleans' product line also includes canned mackerel, sardines, kippers, oysters and clams. In 1998, we acquired the Libby's brand of canned salmon. Orleans net sales are combined with Bumble Bee in the aggregate net sales schedule.

     Clover Leaf and Paramount Brands. In January 1999, we further expanded our seafood segment with the acquisition of the Clover Leaf and Paramount brand names. Clover Leaf is the number one brand of tuna and salmon in Canada. The business also has a strong international presence primarily in the United Kingdom through private label sales to supermarket chains and in Australia under the Paramount label.

     Louis Kemp. In July 1999, we expanded the seafood segment into the fast-growing refrigerated and frozen categories through the acquisition of Louis Kemp surimi seafood products. Surimi-based products are made from 100% North Pacific ocean pollock and white fish meats. The blended fish meats are further processed by adding desired flavors, forming different shapes and pre-cooking the final product. Louis Kemp is the number one surimi seafoods brand with a 56% market share.

     Our branded business in the U.S. is complemented by our growing foodservice and private label businesses, and a strong presence in Canada, Mexico and Puerto Rico and sales to the U.S. Military.

  PRIVATE LABEL AND FOODSERVICE (14.0% OF 1998 AGGREGATE NET SALES)

     Private Label. The primary products that we manufacture under private labels are prepared pasta, cooking spray, canned meats, marshmallows, ready-to-eat cereals, cereal bars and fruit snacks. Private label continues to represent an additional opportunity for growth. Private label is the fastest growing sector in the grocery industry and accounts for approximately 18% of grocery expenditures. We believe the additional product offerings resulting from the acquisitions of Creative Products, Grist Mill and Libby's combined with our position as the leading supplier of private label canned pasta allows us to offer retailers a strategic solution to category management, including single-source supply and consolidated logistics. We also introduced several new items under private labels including mustard, energy bars, canned meats and athlete-endorsed cereals.

     Foodservice. We supply many of our products to restaurants, institutions, schools, ballparks, the vending trade, distributors and chain accounts. In addition, we have implemented a number of initiatives to expand the penetration of our branded products in the foodservice industry, including broadening our product lines to meet the specialized needs of the foodservice industry and increasing our marketing and sales efforts. Our recent acquisitions of Creative Products, Grist Mill and Louis Kemp have expanded our product offering and sales to foodservice customers.

  TOTAL OTHER (13.4% OF 1998 AGGREGATE NET SALES)

     Canada. We manufacture and market Chef Boyardee canned pasta, PAM cooking spray, Crunch 'n Munch glazed popcorn, Puritan stews and canned meats and certain other products in Canada. We command the number one market share position in canned pasta, stews and meatballs and cooking spray sales in Canada, with Chef Boyardee, Puritan and PAM. In March 1998, we acquired Puritan. Founded in 1959, Puritan is the largest processor and marketer of canned stews and meatballs in Canada. Puritan is the leading brand in the stews and meatballs category with a 57% market share.

     Mexico, Puerto Rico and International. Through our subsidiary, Productos Del Monte, we are a leading manufacturer and marketer of branded catsup, canned vegetables and bottled salsa in Mexico. We intend to expand sales of our U.S. products in Mexico, initially targeting PAM and Ranch Style, and plan to use Productos Del Monte's sales and distribution capabilities to achieve this strategy. In 1999, we introduced PAM cooking spray. In addition, we market Chef Boyardee canned pasta, Crunch 'n Munch glazed popcorn and Jiffy Pop in Puerto Rico. Chef Boyardee, with over 25 years of sales in Puerto Rico, commands 85% of the Puerto Rico canned and microwave pasta market.

     Military. We sell all of our products to U.S. military bases both in the U.S. and internationally.

MARKETING AND SALES

     Our marketing programs consist of advertising, consumer promotions and trade promotions. Our advertising program is comprised of television, newspaper and magazine advertising aimed at increasing consumer awareness of our brands and building customer loyalty. Consumer promotions include targeted coupons and on-package offers designed to generate trial usage and increase purchase frequency. Our trade promotions focus on obtaining retail display support, achieving key price points and securing retail shelf space. We intend to continue to focus our marketing efforts towards building brand equity through consumer advertising, trial generating activities and performance-based retail promotion programs rather than discounting.

     We sell our products in the U.S. through our direct sales force and a network of food brokers. We maintain U.S. regional sales offices in New Jersey, North Carolina, Georgia, Illinois, Texas, California, Arkansas, Ohio and Florida. Our products reach all major classes of trade, including grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, drug and mass merchants and warehouse clubs.

     None of our customers represent more than 10% of our aggregate net sales.

COMPETITION

     The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on brand recognition and loyalty, price, quality and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. A number of these competitors have broader product lines as well as substantially greater financial and other resources available to them.

RAW MATERIALS


     The primary raw materials used in our operations include metal food and aerosol cans, flour, meat, tomatoes, tuna, pollock, salmon, tomatoes, tomato paste, oils and shortenings, sweeteners, corrugated materials, corn, grains, beans and peanuts. All of our raw materials are widely available from numerous suppliers, other than white albacore tuna and salmon processed by the seafood business, for which there is limited worldwide supply and a limited number of suppliers. We have entered into purchasing arrangements with several tuna suppliers, having terms ranging from one to three years, under which these suppliers have agreed to sell to us all of their tuna catch. These arrangements represent an immaterial amount of our total tuna requirements.

PRODUCTION, FACILITIES AND DISTRIBUTION

     We operate the manufacturing plants described in the following table. We own all of these plants, except for the 55,300 square foot Manta, Ecuador facility, which we lease under an operating lease. We believe that our manufacturing plants have sufficient capacity to accommodate our planned growth.

LOCATION                                       SQUARE FEET             PRODUCTS MANUFACTURED
Milton, Pennsylvania.........................    895,400     Canned pasta, microwave products, mustard,
                                                               glazed popcorn, pizza kits, dinner kits
                                                               and sauces
Vacaville, California(1).....................    354,800
Trenton, Missouri............................    335,200     Vienna sausages, chili, hash, potted meat,
                                                               sandwich spreads, and sausage and gravy
Lakeville, Minnesota.........................    244,000     Breakfast cereals, granola/cereal bars,
                                                               marshmallows, marshmallow crisp rice
                                                               bars and ready-to-eat pie crusts
Mayaguez, Puerto Rico........................    222,000     Canned tuna
Irapuato, Mexico.............................    212,000     Catsup, canned vegetables and bottled
                                                             salsa
Fort Worth, Texas............................    204,800     Beans and chili
Seagrove, North Carolina.....................    198,000     Beans, vegetables, fruit and popcorn
Rossville, Illinois..........................    193,000     Cooking spray
Niagara Falls, Canada........................    165,500     Canned pasta, pizza kits, dinner kits,
                                                             sauces, glazed popcorn and stews and
                                                               meatballs
Santa Fe Springs, California.................    122,000     Canned tuna
Danville, Illinois...........................    120,000     Fruit snacks
Motley, Minnesota............................    108,900     Surimi seafood products
Manta, Ecuador...............................     66,000     Canned tuna and tuna loins for processing
                                                             in the Company's Santa Fe Springs facility
Duluth, Minnesota............................     60,000     Surimi seafood products
Manta, Ecuador...............................     55,300     Canned tuna
Violet, Louisiana............................     41,000     Canned shrimp
Highspire, Pennsylvania......................     29,000     Cereals
Potomac, Illinois............................     29,000     Health and beauty aids
Toronto, Canada..............................     15,940     Surimi seafood products

------------------------------

(1) The Vacaville facility was closed in December 1998 and all products manufactured there have been either outsourced or moved to our other facilities.

     We have also entered into co-packing (third party manufacturing) agreements with several manufacturers for Bumble Bee canned salmon, Orleans crab, mackerel, sardines, kippers, oysters and clams, PAM cooking spray, Ro*Tel dinners and pizza kits and G. Washington's dry seasonings and broths.

     We distribute our products in the U.S. through 31 distribution points, 12 of which are owned by us and 19 of which are leased. Our distribution system uses a combination of common carrier trucking, company trucks and inter-modal rail transport. In Canada, we operate 11 distribution points, one of which we own. In Mexico, Productos Del Monte operates 11 distribution centers, one of which we own. We believe that our sales and distribution network has the capacity to support substantial increases in volume.

     We lease office space in Parsippany, New Jersey, San Diego, California and Greenwich, Connecticut under operating leases expiring in November 2006, April 2002 and October 2004, respectively. In addition, we own a 30% interest in a water treatment plant adjacent to our Puerto Rico processing plant.

TRADEMARKS

     We own a number of registered trademarks, including Chef Boyardee, Bumble Bee, PAM, Louis Kemp, Franklin Crunch 'n Munch, Spreadables, Gulden's, Jiffy Pop, Dennison's, Luck's, Ranch Style, Ro*Tel, Campfire, Marshmallow Munchie, Puritan, Fraser Farms, Grist Mill, Orleans, Clover Leaf, Paramount, Seafest, Captain Jac, Pacific Mate, Harris, Broadcast, Wheatena, Maypo, Maltex and G. Washington's. Libby's is a registered trademark licensed to us. Registration of the Chef Jr. trademark is pending. We are not aware of any fact that would have a materially adverse impact on the continuing use of these trademarks. See "Risk Factors -- We depend on trademarks that may be threatened through imitation or assertion of ownership rights by others."

EMPLOYEES

     As of October 31, 1999, we employed approximately 7,489 people. Approximately 30% of our employees are unionized. Approximately 69% of the unionized employees are represented by the United Food & Commercial Workers International Union, which is part of the AFL-CIO, and have collective bargaining agreements which extend into the year 2001. Approximately 19% of the unionized employees are represented by the Bakery, Confectionery and Tobacco Workers and Grain Millers whose contract expires in February 2002. Approximately 11% of the unionized employees are represented by the National Syndication of Workers from the Refrigeration Industry and Packers of Food Products whose contract expires in December 1999. We are currently conducting negotiations regarding an extension of this contract.

CERTAIN LEGAL AND REGULATORY MATTERS

     Food Safety and Labeling. We are subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging and safety of food. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain information required to appear on the labels of food products. We are subject to regulation by certain other governmental agencies, including the U.S. Department of Agriculture. Although we have voluntarily recalled products from time to time in the past, no recall has had a material effect on our results of operations.

     A private interest group in California has sent notice to us maintaining that Bumble Bee Seafoods, and others, are not in compliance with certain warnings requirements of Proposition 65. Proposition 65 requires that products sold in California which contain certain chemicals listed by the State as being carcinogens above certain safety levels, must be labeled with a warning.

     Specifically, the notice alleges that we and others have exposed members of the public to mercury, methyl mercury and/or other mercury compounds, without first giving warning to such persons in accordance with California Health and Safety Code Section 25249.6. We are presently evaluating the merits of the claims underlying the notice. Should we be required to comply with the labeling requirements of Proposition 65, sales of tuna products only in California may be adversely affected.

     Our operations and products are also subject to state and local regulation through such measures as licensing of plants, enforcement by state health agencies of various state standards and inspection of facilities. Enforcement actions for violations of federal, state and local regulations may include seizure and condemnation of products, cease and desist orders, injunctions or monetary penalties. We believe that our facilities and practices are sufficient to maintain compliance with applicable government regulations, although we cannot assure you in this regard.

     Federal Trade Commission. We are subject to certain regulations by the FTC. Advertising of our products is subject to regulation by the FTC pursuant to the Federal Trade Commission Act and the regulations promulgated thereunder.

     Employee Safety Regulations. We are subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents.

     Environmental. Our operations and properties are subject to a wide variety of increasingly complex and stringent federal, state and local laws and regulations governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of our operations exposes us to the risk of claims with respect to environmental matters.

     We have responsibility for environmental, safety, and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Based upon our experience to date, we believe that the future cost of compliance with existing environmental laws, regulations and decrees and liability for known environmental claims, will not have a material adverse effect on our financial statements as a whole. However, future events, such as changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

     Insurance. We maintain general liability, product liability, property, workers' compensation and other insurance in amounts and on terms that we believe are customary for companies similarly situated.

     Litigation. In the ordinary course of our business, we are involved in various legal proceedings. We do not believe the outcome of these proceedings will have a material adverse effect on our financial condition, results of operations or cash flows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information concerning the directors and executive officers of International Home Foods.

NAME                                           AGE                   POSITION
C. Dean Metropoulos..........................  53    Chairman of the Board, Chief Executive
                                                       Officer
Lawrence K. Hathaway.........................  55    President, Chief Operating Officer and
                                                       Director
N. Michael Dion..............................  42    Senior Vice President and Chief
                                                     Financial Officer through November 29,
                                                       1999
Craig D. Steeneck............................  41    Senior Vice President and Chief
                                                     Financial Officer effective November 30,
                                                       1999
M. Kelley Maggs..............................  47    Senior Vice President, Secretary and
                                                     General Counsel
Lynne M. Misericordia........................  36    Treasurer
Michael J. Cramer............................  47    Director
Thomas O. Hicks..............................  53    Director
Michael J. Levitt............................  41    Director
M. L. Lowenkron..............................  68    Director
John R. Muse.................................  48    Director
Roger T. Staubach............................  57    Director
Charles W. Tate..............................  55    Director

     Mr. L. Hollis Jones, who served as a director since January 1997, resigned in October 1999.

     Our executive officers are appointed by our board of directors and serve at the board's discretion. A brief biography of each director and executive officer follows:

     C. Dean Metropoulos has served as our Chairman of the Board of Directors and Chief Executive Officer since November 1996. Mr. Metropoulos is the Chairman of the Board and Chief Executive Officer of C. Dean Metropoulos & Co., a management services company and served as Chairman and Chief Executive Officer of The Morningstar Group from 1994 through November 1997. From 1983 through 1993, Mr. Metropoulos served as President and Chief Executive Officer of Stella Foods. Prior to 1983, Mr. Metropoulos served in several executive positions with GTE Corporation, including Vice President and General Manager -- Europe, and Vice President and Controller -- GTE International. Mr. Metropoulos also serves as a director of LIN Television Corp. Mr. Metropoulos currently serves as Executive Chairman of Premier International Foods plc, a leading British producer of food products and upholstered furniture.

     Lawrence K. Hathaway joined us as President, Chief Operating Officer and Director in July 1999. Prior to joining us, Mr. Hathaway was President of Best Foods Grocery Products Group, responsible for their North American grocery business. Prior to Best Foods, Mr. Hathaway was President of the Quaker Oats Company Cereals and Convenience Foods Divisions. Mr. Hathaway has an M.B.A. from University of Pennsylvania's Wharton Graduate School of Business, and a B.A. from Bucknell University. He has served on the Board of Trustees for Bucknell since 1992, and is currently a member of the Executive Committee and Chairman of University Relations, which is responsible for fundraising and development.

     N. Michael Dion joined us as a Senior Vice President and Chief Financial Officer in December 1996. Prior to joining International Home Foods, Mr. Dion served as the Vice President of Finance for C. Dean Metropoulos & Co. and for LBI Holdings, Inc., a Connecticut based baking company. Prior to joining C. Dean Metropoulos & Co., Mr. Dion was the Vice President of Finance for Stella Foods from 1990 through December 1994. Mr. Dion is a Certified Public Accountant and holds a B.S. in Business Administration and Finance and Accounting from the University of Vermont. Mr. Dion has resigned as

Senior Vice President and Chief Financial Officer, effective November 30, 1999, and has rejoined C. Dean Metropoulos & Co.



     Craig D. Steeneck was Senior Vice President and Chief Financial Officer for Reckitt & Colman's North American business. Prior to Reckitt & Colman, Mr. Steeneck was a Senior Auditor at Price Waterhouse. Mr. Steeneck is a Certified Public Accountant and holds a B.S. in Accounting from the University of Rhode Island. Mr. Steeneck is an Executive Director of the William Paterson University Foundation. Mr. Steeneck joined us in October 1999 and effective November 30, 1999, succeeded N. Michael Dion as Senior Vice President and Chief Financial Officer.


     M. Kelley Maggs joined us as Senior Vice President and General Counsel in November 1996. Prior to joining International Home Foods, Mr. Maggs served as Vice President, Secretary and General Counsel for Stella Foods from 1993 through 1996. Before joining Stella Foods, he was in private law practice from 1979 through 1993. Mr. Maggs holds a B.A. from Niagara University and a J.D. from George Mason University.

     Lynne M. Misericordia has held several positions since joining our company in August 1985, and was named Treasurer of International Home Foods in November 1996. Ms. Misericordia received her B.A. from Babson College.

     Michael J. Cramer has been a Director of International Home Foods since July 1998. Prior to becoming a Director, Mr. Cramer held various positions with International Home Foods, most recently as a Vice President and Assistant Secretary. Mr. Cramer also served as Executive Vice President and General Counsel of C. Dean Metropoulos & Co. from 1994 through June 1997, and, in connection therewith, served as Executive Vice President and General Counsel of The Morningstar Group from June 1994 through November 1997. Prior to 1994, Mr. Cramer was Executive Vice President of Administration and General Counsel of Stella Foods. He is presently Chief Operating Officer of Southwest Sports Group, Inc.

     Thomas O. Hicks has been a Director of International Home Foods since November 1996. Mr. Hicks has been Chairman and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated, a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities, since co-founding the firm in 1989. Prior to forming Hicks Muse, Mr. Hicks co-founded Hicks & Haas Incorporated in 1983 and served as its Co-Chairman and Co-Chief Executive Officer through 1989. Mr. Hicks also serves as a director of several portfolio companies in which Hicks Muse has invested, including CEI Citicorp Holdings, S.A., AMFM Inc., Home Interiors & Gifts, Inc., LIN Television Corp., Olympus Real Estate Corporation, Regal Cinemas, Inc., Teligent, Inc., Triton Energy Limited and Viasystems Group Inc., and of Neodata Services and Sybron International Corporation. Mr. Hicks is also Vice Chairman of the Board of Regents of the University of Texas System and serves as Chairman of the University of Texas Investment Management Company. Mr. Hicks is also the Chairman of the Board and owner of the Dallas Stars Hockey Club, a member of the National Hockey League, and the Texas Rangers baseball team, a member of Major League Baseball.

     Michael J. Levitt has been a Director of International Home Foods since November 1996. Mr. Levitt has been a Partner of Hicks Muse since 1996. Mr. Levitt serves as a director of several portfolio companies in which Hicks Muse has invested, including AMFM Inc., AMFMi Inc., Awards.com, El Sitio, G.H. Mumm/Perriere Jouet, Globix Corporation, Ibero American Media Partners, L.P., Regal Cinemas, Inc., RCN Corporation and STC Broadcasting, Inc. Mr. Levitt is the Chairman of the Board of the Make-A-Wish Foundation of Metro New York. In addition, Mr. Levitt is on the Advisory Board of the University of Michigan Business School.

     M. L. Lowenkron has been a Director of International Home Foods since November 1996. From January 1995 through June 1996, Mr. Lowenkron served as President and Chief Executive Officer of G. Heileman Brewing Co. Mr. Lowenkron served as Chairman of the Board and Chief Executive Officer of A&W Brands, Inc. from December 1991 to October 1993, and served as President of A&W and its predecessors from 1980 to December 1991. Mr. Lowenkron also serves as Chairman of the Board Easter Seals.

     John R. Muse has been a director of International Home Foods since March 1998. Mr. Muse is a Partner of Hicks Muse. Before joining Hicks Muse in 1989, Mr. Muse was with Prudential Securities, heading its investment merchant banking activities for the Southwest region of the United States. Prior to joining Prudential Securities, from 1980 to 1984, Mr. Muse served as a Senior Vice President and Director of Schneider, Bemet & Hickman, Inc. in Dallas from 1979 to 1983 and was responsible for its investment banking activities. Mr. Muse serves as a director of several portfolio companies in which Hicks Muse has invested, including Arena Brands Inc., Arnold Palmer Golf Management Co., Financiere Moulins de Champagne, Glass's Information Services, LIN Television Corporation, Olympus Real Estate Corporation, Premier International Foods plc, Regal Cinemas, Inc., Sunrise Television Corp. and Suiza Foods Corporation.

     Roger T. Staubach has been a Director of International Home Foods since November 1996. Since 1983, Mr. Staubach has served as the Chairman and Chief Executive Officer of The Staubach Company, a diversified commercial real estate company. Mr. Staubach also serves as a director of Brinker International, and as a trustee of American AAdvantage Funds.

     Charles W. Tate has been a Director of International Home Foods since November 1996. Mr. Tate is President of Hicks Muse, which he joined as Managing Director and Principal in 1991. From 1972 to 1991, Mr. Tate was with Morgan Stanley & Co., most recently as a Managing Director in the merchant banking division and prior to that in the mergers and acquisitions department. Mr. Tate serves as a director of CEI Citicorp Holdings, Sociedad Anonima, International Outdoor Advertising Holdings Company, International Wire Group, Inc., International Seed Holdings ApS, Premier International Foods plc, Seguros Comercial America, S.A. de C.V., Vidrio Formas, S.A. de C.V., and Venezuela Cable Service Holdings, Ltd.

     The board of directors is classified into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of the stockholders. Messrs. Muse and Staubach are Class I directors whose terms of office expire at the annual meeting of stockholders in 2001, Messrs. Cramer, Levitt, and Lowenkron are Class II directors whose terms of office will expire at the annual meeting of stockholders in 2002, and Messrs. Hathaway, Hicks, Tate and Metropoulos are Class III directors whose terms of office will expire at the annual meeting of stockholders in 2000.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 31, 1999 by (a) each person we know to be the beneficial owner of 5% or more of the outstanding shares of our common stock, (b) each named executive officer, (c) each of our directors, and (d) all of our executive officers and directors as a group. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, we believe that each stockholder named in this table has sole investment and voting power with respect to the shares set forth opposite such stockholder's name.


                                                     SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                      OWNED PRIOR TO THE       OWNED AFTER THE
                                                         OFFERING(1)             OFFERING(1)
                                                     --------------------   ---------------------
BENEFICIAL OWNER                                       NUMBER     PERCENT     NUMBER      PERCENT
Hicks Muse Parties(2)..............................  43,025,012    58.3%     33,025,012    44.8%
  c/o Hicks, Muse, Tate & Furst Incorporated
  200 Crescent Court, Suite 1600
  Dallas, Texas 75201
C. Dean Metropoulos(3).............................   2,291,570     3.0%                    3.0%
Lawrence K. Hathaway...............................                   *                       *
N. Michael Dion(4).................................     109,926       *                       *
M. Kelley Maggs(5).................................      76,057       *                       *
Michael J. Cramer(6)...............................      35,000       *                       *
Lynne M. Misericordia(7)...........................      45,154       *                       *
Thomas O. Hicks(2)(8)..............................  43,589,055    59.1%     33,589,055    45.5%
M.L. Lowenkron(9)..................................      42,563       *                       *
Roger T. Staubach(10)..............................      50,027       *                       *
Charles W. Tate(11)................................     242,141       *                       *
John R. Muse(11)...................................     294,753       *                       *
Michael J. Levitt(11)..............................      65,933       *                       *
All officers and directors as a group (12
  persons)(12).....................................  46,842,179    61.8%     36,842,179    48.6%


------------------------------

  *  Less than 1%.

 (1) Shares beneficially owned and percentage of ownership are based on 73,771,984 shares of common stock outstanding on October 31, 1999. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or disposition power with respect to securities.

 (2) Includes (a) 42,092,466 shares owned of record by Hicks, Muse, Tate & Furst Equity Fund III L.P. ("Fund III L.P."), a limited partnership of which the ultimate general partner is Hicks, Muse Fund III Incorporated ("Fund III Inc."); (b) 721,413 shares owned of record by HM/3 Coinvestors, L.P., a limited partnership of which the ultimate general partner is Fund III Inc.; and (c) 211,133 shares owned of record by HM3/IH Partners L.P., a limited partnership of which the ultimate general partner is Fund III Inc. Thomas
     O. Hicks serves as Chief Executive Officer, Chief Operating Officer, President, Secretary and Chairman of the Board of Fund III Inc. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of the common stock held by Hicks, Muse, Tate & Furst Equity Fund III, L.P., HM/3 Coinvestors, L.P., and HM3/IH Partners, L.P. Mr. Hicks disclaims beneficial ownership of the shares of common stock not owned of record by him.

 (3) Includes 1,853,581 shares issuable upon the exercise of stock options that are currently exercisable. Excludes 1,829,538 shares subject to stock options that are currently exercisable and held of record by an irrevocable trust whose trustee is Mr. Cramer and whose beneficiaries are Mr. Metropoulos' children.

 (4) Includes 50,035 shares subject to stock options that are exercisable within 60 days.

 (5) Includes 75,057 shares subject to stock options that are exercisable within 60 days.

 (6) Includes 35,000 shares issuable upon the exercise of stock options that are currently exercisable. Excludes 1,829,538 shares subject to stock options that are currently exercisable and held of record by an irrevocable trust whose trustee is Mr. Cramer and whose beneficiaries are Mr. Metropoulos' children.

 (7) Includes 20,841 shares subject to stock options that are exercisable within 60 days.

 (8) Includes (a) 540,785 shares held of record by Mr. Hicks and (b) 23,258 shares held of record by trusts of which Mr. Hicks serves as sole trustee. Mr. Hicks disclaims beneficial ownership of the shares of common stock not owned of record by him.

 (9) Includes 18,764 shares issuable upon the exercise of stock options that are currently exercisable.

(10) Includes 18,764 shares issuable upon the exercise of stock options that are currently exercisable.

(11) Messrs. Tate, Muse and Levitt are officers of Fund III Inc. None of Mr. Tate, Mr. Muse or Mr. Levitt has the power to vote or dispose the common stock of Fund III Inc.

(12) Includes an aggregate of 2,072,042 shares issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days.

                              SELLING STOCKHOLDERS

                                  BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                     BEFORE OFFERING                             AFTER OFFERING
                                 -----------------------     SHARES TO      ------------------------
    SELLING STOCKHOLDERS          SHARES      PERCENTAGE      BE SOLD         SHARES      PERCENTAGE
Hicks, Muse, Tate & Furst        42,092,466      57.1%      9,950,000(1)    32,142,466       43.6%
Equity Fund III L.P.
HM3/IH Partners L.P.               211,133          *          50,000(2)       161,133          *

---------------

 *  Less than 1%.

(1) In the event the over-allotment option is exercised in full, Hicks, Muse, Tate & Furst Equity Fund III L.P. will sell an additional 1,492,500 shares of common stock.

(2) In the event the over-allotment option is exercised in full, HM3/IH Partners L.P. will sell an additional 7,500 shares of common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the applicable agreements.

REGISTRATION RIGHTS AGREEMENT

     Hicks Muse Holding and we have entered into a Registration Rights Agreement under which Hicks Muse Holding (or its successor in interest) is entitled to exercise two demand and unlimited "piggy-back" rights to require us to register our common stock held by them for sale under the Securities Act. In addition, the demand rights may only be exercised with respect to a number of shares that is at least equal to the lesser of five percent of the number of shares then outstanding and that number of shares having an estimated aggregate offering price of at least $20 million. The exercise of the demand and piggy-back rights are subject to such other limitations and conditions as are customary in registration rights agreements.

MONITORING AND OVERSIGHT AGREEMENT

     In November 1996, we entered into a ten-year Monitoring and Oversight Agreement with an affiliate of Hicks Muse, or "Hicks Muse Partners," pursuant to which we will pay Hicks Muse Partners for oversight and monitoring services. The annual fee is an amount equal to 0.1% of our budgeted consolidated net sales, but in no event may the fee be less than $1.0 million. Messrs. Hicks, Tate, Muse and Levitt, our directors are each principals of Hicks Muse Partners. In addition, we have agreed to indemnify Hicks Muse Partners, its affiliates and shareholders, and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse Partners thereunder. The Monitoring and Oversight Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by us without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflect the benefits received and to be received by us. We paid Hicks Muse Partners monitoring and oversight fees of $0.2 million, $1.3 million, $1.7 million and $1.5 million for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999, respectively.

FINANCIAL ADVISORY AGREEMENT

     In November 1996, we entered into a Financial Advisory Agreement pursuant to which Hicks Muse Partners provides services as financial advisor. Pursuant to the Financial Advisory Agreement, Hicks Muse Partners is entitled to receive a fee equal to 1.5% of the "transaction value" for each "add-on transaction" in which we are involved. The term "transaction value" means the total value of any add-on transaction, including, without limitation, the aggregate amount of the funds required to complete the add-on transaction, excluding any fees payable pursuant to the Financial Advisory Agreement and any fees, if any, paid to any other person or entity for financial advisory, investment banking, brokerage or any other similar services rendered in connection with such add-on transaction, and including the amount of any indebtedness, preferred stock or similar items assumed or remaining outstanding. The term "add-on transaction" means any future proposal for a tender offer, acquisition, sale, merger, exchange offer, recapitalization, restructuring or other similar transaction directly or indirectly involving us or any of our subsidiaries and any other person or entity. The Financial Advisory Agreement makes available the resources of Hicks Muse Partners concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by us without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by us. We have paid Hicks Muse Partners financial advisory fees of approximately $19.3 million, $3.6 million, $4.0 million and $1.6 million in the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1999, respectively.

STOCK REPURCHASE

     In October 1998, we repurchased 4.4 million shares of our common stock at $13 per share from AHP Subsidiary Holding Corporation, a subsidiary of American Home Products. We financed the stock repurchase through borrowings of $57.2 million under our revolving credit facilities.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share and 100,000,000 shares of preferred stock, $0.01 par value per share. As of October 31, 1999, we had outstanding 73,771,984 shares of common stock and no shares of preferred stock.

COMMON STOCK

     The rights of the holders of common stock are identical in all respects. All outstanding shares of our common stock are validly issued, fully paid and nonassessable.

     The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The shares of common stock do not have cumulative voting rights. Shares of common stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. The common stock is not subject to redemption by us.

     Subject to the rights of the holders of any class of our capital stock having preference or priority over our common stock, the holders of common stock are entitled to dividends in such amounts as may be declared by our board of directors from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any of our assets remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the common stock.

PREFERRED STOCK

     We are authorized to issue 100,000,000 shares of preferred stock. Our board of directors, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our Amended and Restated Certificate of Incorporation, our board of directors is empowered to determine the designation of and the number of shares constituting a series of preferred stock. In addition, our board of directors may designate the dividend rate, the terms and conditions of any voting and conversion rights, the amounts payable upon redemption or upon our liquidation, dissolution or winding-up, the provisions of any sinking fund for the redemption or purchase of shares, and the preferences and relative rights among the series of preferred stock. These rights, preferences, privileges and limitations could adversely affect the rights of holders of our common stock.

CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     Our board of directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause. In general, the board of directors, not the stockholders, has the right to appoint persons to fill vacancies on the board of directors.

     Our Amended and Restated Certificate of Incorporation provides that stockholders may act only at annual or special meetings of stockholders and not by written consent. In addition, special meetings of the stockholders, and any proposals to be considered at such meetings, may be called and proposed exclusively by our board of directors. Our Amended and Restated Certificate of Incorporation requires the approval by the holders of at least 66 2/3% of the outstanding voting stock to amend certain of its provisions.

DELAWARE LAW PROVISIONS

     Generally, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following events occurs:

     - prior to the date of the business combination, the transaction is approved by the board of directors of the company;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or

     - on or after such date the business combination is approved by the board and by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the common stock is The Bank of New York.

                          DESCRIPTION OF INDEBTEDNESS

SENIOR BANK FACILITIES

     The Chase Manhattan Bank, The Chase Manhattan Bank of Canada, Bankers Trust Company and Morgan Stanley Senior Funding, Inc. are agents of the lenders and lenders to us under the Senior Bank Facilities. The senior bank facilities include the following term facilities:

     - a Tranche A senior secured term loan facility maturing on May 31, 2004, providing for term loans in a principal amount of $516.5 million;

     - a Tranche B senior secured term loan facility maturing on October 31, 2005, providing for term loans in a principal amount of $149.8 million; and


     - a Tranche B-1 senior secured term loan facility maturing on September 30, 2006, providing for term loans in a principal amount of $100.0 million.


     The senior bank facilities include the following revolving facilities: a U.S. senior secured revolving credit facility providing for revolving loans to us and the issuance of letters of credit for our account in an aggregate principal and stated amount at any time not to exceed $230.0 million less the aggregate U.S. dollar equivalent of the Canadian revolving facility commitment in effect from time to time of which not more than $30.0 million may be represented by letters of credit; and a Canadian senior secured revolving credit facility providing for revolving loans to International Home Foods (Canada), Inc., or "IHF Canada," in an aggregate principal and stated amount at any time not to exceed the U.S. dollar equivalent of $50.0 million, subject to reduction based on our ability to reallocate all or any portion thereof to the commitment under the U.S. revolving facility.

     A portion of each then-existing term facility was drawn on in connection with the leveraged recapitalization. The remainder of each term facility was drawn as incremental term loans in connection with the acquisition of Bumble Bee Seafoods. On the date of the most recent amendment and restatement of the senior bank facilities, the Tranche B-1 term facility was drawn to repay loans under the U.S. revolving facility.

     Amounts repaid or prepaid under any term facility may not be reborrowed. Loans under the revolving facility and the Canadian facility are available until the earlier of:

     - May 31, 2004 and

     - the date on which the loans under the Tranche A term facility mature or are repaid in full.

Letters of credit under the revolving facility are available at any time. No letter of credit shall have an expiration date after the earlier of:

     - one year from the date of its issuance and

     - five business days before May 31, 2004.

Letters of credit may be renewed for one-year periods, provided that no letter of credit shall extend beyond the date that is five business days prior to May 31, 2004.

     Loans under the Tranche A term facility amortize in twelve semi-annual installments commencing September 30, 1998 in the following amounts:

     - $17,153,137 for the first installment;

     - $25,412,054 for the second and third installments;

     - $36,212,177 for the fourth and fifth installments;

     - $46,376,999 for the sixth and seventh installments;

     - $52,094,711 for the eighth and ninth installments;

     - $57,812,423 for the tenth and eleventh installments; and

     - $63,530,135 for the twelfth installment.

Loans made under the Tranche B term facility amortize in fifteen semi-annual installments commencing September 30, 1998 in the following amounts:

      - $200,000 for the first twelve installments;

      - $20.0 million for the thirteenth installment; and

      - $63.7 million for the fourteenth and fifteenth installments.

Loans made under the Tranche B-1 term facility amortize in sixteen semi-annual installments commencing March 31, 1999 in the following amounts:

        - $130,000 for the first fourteen installments; and

        - $49,090,000 for the fifteenth and sixteenth installments.

     We are required to make mandatory prepayments of loans, and revolving credit commitments will be mandatorily reduced in amounts, at times and subject to certain exceptions:

     - in respect of 75% of consolidated excess cash flow starting with fiscal year 1998, such amount may be reduced to 50%, 25% or even 0% of excess cash flow for each fiscal year commencing with the 1998 fiscal year based upon the achievement of certain performance targets;

     - in respect of 100% of the net proceeds of certain dispositions of material assets or the stock of subsidiaries or the incurrence of certain indebtedness by us or any of our subsidiaries; and

     - in respect of 50% of the net proceeds of the issuance of capital stock by us or any of our subsidiaries unless at such time our leverage ratio is less than 3.50 to 1 as of the last day of the most recent four fiscal quarters then ended.

     At our option, loans may be prepaid, and revolving credit commitments may be permanently reduced, in whole or in part at any time in certain minimum amounts. Prepayments of the term facilities shall be applied to the loans under the Tranche A term facility, the Tranche B term facility and the Tranche B-1 term facility ratably and to the installments thereof ratably in accordance with the then remaining number of installments and may not be reborrowed, provided that the first $40.0 million of optional prepayments of the term loans may be applied to such installments as we may elect, other than the first twelve installments in respect of the loans under the Tranche B term facility and the first fourteen installments in respect of the loans under the Tranche B-1 term facility.

     Our obligations under the term facilities and the revolving facility are unconditionally and irrevocably guaranteed by each our direct or indirect domestic subsidiaries. In addition, the senior bank facilities are secured by first priority or equivalent security interests in:

     - all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiary, or any of its domestic subsidiaries; and

     - all tangible and intangible assets, including, without limitation, intellectual property and owned real property, of ours and of the guarantors, subject to certain exceptions and qualifications.

     The obligations of IHF Canada under the Canadian facility are unconditionally and irrevocably guaranteed by us and each of our direct or indirect domestic and Canadian subsidiaries.

     At our option, the interest rates per annum applicable to the term facilities and the revolving facility will be either the Eurodollar Rate, as defined in the senior bank facilities, plus, initially, a margin of:

     - 1.50% with respect to the Tranche A term facility and the U.S. revolving facility; and

     - 1.75% with respect to the Tranche B term facility and the Tranche B-1 term facility, or the alternate base rate plus a margin of

          - 0.50% with respect to the Tranche A term facility and the U.S. revolving facility; and

          - 0.75% with respect to the Tranche B term facility and the Tranche B-1 term facility, or the "alternate base rate."

     The "alternate base rate" is the highest of:

     - Chase's Prime Rate;

     - the secondary market rate for three-month certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1%; and

     - the Federal Funds Effective Rate plus 0.5%.

The applicable margins may be adjusted either up or down based upon the achievement of certain performance targets.

     At our option, the interest rates per annum applicable to the Canadian facility will be either the Canadian prime rate plus a margin equal to the margin applicable to alternate base rate loans under the revolving facility or, if loans under the Canadian facility are made using bankers acceptances, a discount rate equal to the discount rate quoted by similar Canadian banks as the discount rate at which they would be prepared to purchase comparable bankers' acceptances plus a spread equal to the margin applicable to Eurodollar Rate loans under the revolving facility.

     We will pay a commission on the face amount of all outstanding letters of credit at a per annum rate equal to the applicable margin then in effect with respect to Eurodollar Rate loans under the revolving facility minus a fronting fee equal to 1/4% per annum on the face amount of each letter of credit. This fronting fee is payable quarterly in arrears to the issuing lender for its own account. Initially we will also pay a per annum commitment fee equal to 3/8 of 1% on the undrawn portion of the commitments in respect of the revolving facility. The commitment fee may be adjusted either up or down based upon the achievement of certain performance targets.

     The senior bank facilities also contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with affiliates, amend the indenture and otherwise restrict corporate activities. In addition, under the senior bank facilities we are required to comply with specified minimum interest coverage, maximum leverage and minimum fixed charge coverage ratios.

SENIOR SUBORDINATED NOTES

     The senior subordinated notes were issued under an indenture, dated as of November 1, 1996, among certain of our subsidiaries, the United States Trust Company of New York, as trustee, and us, a copy of which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The indenture is subject to and governed by the Trust Indenture Act of 1939. The following summary of certain provisions of the senior subordinated notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act, and the senior subordinated notes.

     The senior subordinated notes are unsecured, senior subordinated obligations, limited to the aggregate principal amount thereof, and will mature on November 1, 2006. Each note bears interest at the rate of 10 3/8% and is payable semiannually on May 1 and November 1 of each year.

     Except as set forth below, the senior subordinated notes are not redeemable at our option prior to November 1, 2001. On and after such date, the senior subordinated notes are redeemable, at our option, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice, at the following redemption prices, and expressed in percentages of principal amount, plus accrued and unpaid interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date:

     If redeemed during the 12-month period commencing on November 1 of the years set forth below:

                                                            REDEMPTION
PERIOD                                                        PRICE
2001......................................................   105.188%
2002......................................................   103.458%
2003......................................................   101.729%
2004 and thereafter.......................................   100.000%

     In addition, at any time and from time to time prior to November 1, 2000, we may redeem in the aggregate up to $160.0 million principal amount of senior subordinated notes with the proceeds of one or more equity offerings by us so long as there is a public market at the time of such redemption, at a redemption price of 110.375%, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date; provided, however, that at least $200.0 million aggregate principal amount of the senior subordinated notes must remain outstanding after each such redemption. At any time on or prior to November 1, 2001, the senior subordinated notes may also be redeemed as a whole at our option upon the occurrence of a change of control at a premium.

     The payment of the principal of, premium, if any, and interest on the senior subordinated notes is subordinated in right of payment, to the payment when due of our all senior indebtedness, as defined in the indenture, including indebtedness under the senior bank facilities.

     Each subsidiary guarantor unconditionally guarantees, jointly and severally, on a senior subordinated basis, the full and prompt payment of principal of and interest on the senior subordinated notes, and of all of our other obligations under the indenture. The indebtedness evidenced by each subsidiary guaranty, including the payment of principal of, premium, if any, and interest on the senior subordinated notes, will be subordinated to guarantor senior indebtedness, as defined in the indenture, on the same basis as the senior subordinated notes are subordinated to senior indebtedness.

     Change of Control. Upon the occurrence of a change of control, each holder has the right to require us to repurchase all or any part of such holder's senior subordinated notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

     Limitation on Incurrence of Additional Indebtedness. Subject to certain exceptions under the indenture, we may not, and may not permit any of our restricted subsidiaries, as defined in the indenture, to, incur any indebtedness; provided, however, we and any of our restricted subsidiaries may incur indebtedness if on the date thereof the consolidated coverage ratio, as defined in the indenture, would be greater than 2.00:1.00, if such indebtedness is incurred on or prior to November 1, 1998 and 2.25:1.00, if such indebtedness is incurred thereafter.

     Limitation on Restricted Payments. Subject to certain exceptions set forth in the indenture, we may not, and may not permit any of our restricted subsidiaries, directly or indirectly, to make any restricted payment, as defined in the indenture, if at the time we or such restricted subsidiary makes such restricted payment:

     - a default shall have occurred and be continuing or would result therefrom;

     - we are not able to incur an additional $1.00 of indebtedness pursuant to the "Limitation on Indebtedness" covenant; or

     - the aggregate amount of such restricted payment and all other restricted payments declared or made subsequent to the issue date would exceed the sum of:

       - 50% of the consolidated net income accrued during the period from the issue date to the end of the most recent fiscal quarter ending prior to the date of such restricted payment as to which financial results are available but in no event ending more than 135 days prior to the date of such restricted payment or, in case such consolidated net income shall be a deficit, minus 100% of such deficit;

       - the aggregate net proceeds received by us from any person, other than one of our subsidiaries, subsequent to November 1, 1996;

       - the amount by which our indebtedness is reduced upon the conversion or exchange (other than by a restricted subsidiary) subsequent to the issue date of any indebtedness convertible or exchangeable for our capital stock (less the amount of any cash, or other property, distributed by us upon such conversion or exchange); and

       - the amount equal to the net reduction in investments made by us or any of our restricted subsidiaries in any person resulting from:

          - repurchases or redemptions of such investments by such person, proceeds realized upon the sale of such investment to an unaffiliated purchaser, and repayments of loans or advances or other transfers of assets by such person to us or any of our restricted subsidiaries; or

          - the redesignation of unrestricted subsidiaries as restricted subsidiaries not to exceed, in the case of any unrestricted subsidiary, the amount of investments previously made by us or any restricted subsidiary in such unrestricted subsidiary and which amount was included in the calculation of the amount of restricted payments; provided, however, that no amount shall be so included to the extent that the amount is already included in consolidated net income; and

          - the aggregate net cash proceeds received by a person in consideration for the issuance of such person's capital stock which are held by such person at the time such person is merged with and into us in accordance with the "Merger and Consolidation" covenant subsequent to the issue date; provided, however, that concurrently with or immediately following such merger we use an amount equal to such net cash proceeds to redeem or repurchase our capital stock.

     Other Restrictive Covenants. The indenture contains certain other restrictive covenants that, among other things, impose limitations, subject to certain exceptions, on us with respect to:

     - distributions from restricted subsidiaries;

     - sales of assets and subsidiary stock;

     - issuances of capital stock of restricted subsidiaries; and

     - a merger and consolidation involving us.

     Events of Default. Each of the following constitutes an event of default under the indenture:

     - a default in any payment of interest on any note when due, continued for 30 days;

     - a default in the payment of principal of any note when due at its stated maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

     - the failure by us to comply with our obligations under the merger and consolidation covenants of the indenture;

     - the failure by us to comply for 30 days after notice of default, from the trustee or holder of 25% or more in outstanding principle amount, of our obligations under the other covenants described in the indenture;

     - the failure by us to comply for 60 days after notice of default, from the trustee or holder of 25% or more in outstanding principle amount, with our other agreements contained in the indenture;

     - indebtedness of ours or any restricted subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated exceeds $20 million and such default shall not have been cured or such acceleration rescinded after a 10 day period;

     - certain events of bankruptcy, insolvency or reorganization of us or a significant subsidiary;

     - any judgment or decree for the payment of money in excess of $20 million is rendered against us or a significant subsidiary and such judgment or decree shall remain undischarged or unstayed for a period of 60 days after such judgment becomes final and non-appealable; or

     - any subsidiary guaranty by a significant subsidiary ceases to be in full force and effect or any subsidiary guarantor that is a significant subsidiary denies or disaffirms its obligations under the indenture or its subsidiary guaranty and such default continues for 10 days.

     If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding senior subordinated notes may declare the principal of and accrued and unpaid interest, if any, on all the senior subordinated notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest shall be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of our company occurs and is continuing, the principal of and accrued and unpaid interest on all the senior subordinated notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding senior subordinated notes may rescind any such acceleration with respect to the senior subordinated notes and its consequences.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement,
dated                , 1999, the underwriters named below have severally agreed to purchase from the selling stockholders the respective number of shares of common stock set forth opposite their names below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Donaldson, Lufkin & Jenrette Securities Corporation.........
Deutsche Banc Securities Inc................................
Chase Securities Inc........................................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Morgan Stanley & Co. Incorporated...........................
          Total.............................................

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

     The underwriters propose initially to offer some of the shares of our common stock included in this offering directly to the public at the public offering price set forth on the cover page of this prospectus and some of these shares to dealers (including the underwriters) at the public offering price less
a concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $     on sales to other
dealers. After the initial offering of these shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an aggregate of 1,500,000 additional shares of our common stock at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to the same types of conditions as apply to the underwriters' initial purchase commitment, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment. If the underwriters purchase any of these additional shares, they will sell these shares on the same terms as those on which the shares initially purchased by them are sold.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by the selling stockholders in connection with this offering. These amounts are shown assuming alternatively no exercise and full exercise of the underwriters' over-allotment option.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Selling stockholders:
  Per share.................................................     $              $
  Total.....................................................     $              $

     We expect that total expenses to be incurred in connection with this offering, excluding the underwriting discounts and commissions, will be
approximately $     . We are obligated to pay all of these expenses, including those incurred by or for the benefit of the selling stockholders, none of whom is obligated to pay any of these expenses.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.


     International Home Foods, each of the selling stockholders and our executive officers and directors, other than Mr. Lowenkron, have agreed that, for a period of 180 days from the date of this prospectus, they will not, subject to certain exceptions, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, do either of the following:


     - directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our common stock.

     Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or other securities, in cash or otherwise. Notwithstanding the lockup obligations, during the lockup period, we may grant stock options pursuant to our existing stock option plan consistent with past practice and we may issue shares of our common stock upon the exercise of any option or warrant or the conversion of a security outstanding on the date hereof.

     In addition, during the lock-up period and subject to certain exceptions, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and the selling stockholders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Notwithstanding the lockup obligations, each such officer, director and stockholder subject to the lockup may make a bona fide gift or gifts or may make a distribution to limited partners or shareholders provided that such transferee or transferees similarly agrees in writing for the benefit of the underwriters for a period of 180 days after the date of this prospectus.

     Other than in the U.S., no action has been taken by the selling stockholders, the underwriters or us that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction in which that would not be permitted or legal.

     Affiliates of each of Deutsche Banc Alex. Brown Incorporated, Chase Securities Inc. and Morgan Stanley & Co. Incorporated are agents and lenders under the senior bank facilities. In addition, affiliates of Deutsche Banc Alex. Brown Incorporated and Chase Securities Inc. participated in the equity financing for our leveraged recapitalization in 1996 and an affiliate of Chase Securities Inc. continues to own 3.2% of our common stock. Deutsche Banc Alex. Brown Incorporated and Chase Securities Inc. also acted as initial purchasers of our senior subordinated notes and received customary compensation in connection with that offering. Affiliates of Deutsche Banc Alex. Brown Incorporated and Chase Securities Inc. are limited partners of investment funds managed by Hicks Muse, including Hicks, Muse, Tate & Furst Equity Fund III L.P. The representatives of the underwriters and their affiliates have in the past rendered other financial services to our company and its affiliates and may do so in the future.

     In connection with this offering, any of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may bid for and purchase shares of our common stock in the open market to cover this syndicate short position or to stabilize the price of our common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if Donaldson, Lufkin & Jenrette Securities Corporation repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise, or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates that the clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated by reference in this prospectus have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not include all the information set forth in the Registration Statement, and you should refer to the Registration Statement for further information with respect to our company.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file periodic reports, proxy and information statements, and other information with the SEC. The Registration Statement and all of these reports, proxy and information statements, and other information filed by us with the SEC may be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2551. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these materials may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as International Home Foods, that file electronically with the SEC. Our common stock is listed on the NYSE under the symbol "IHF" and all reports, proxy and information statements, and other information filed by us with the SEC also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                    INFORMATION WE INCORPORATE BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold or until we terminate this offering:

          (1) Annual Report on Form 10-K for the year ended December 31, 1998;

          (2) Quarterly Report on Form 10-Q for the quarter ended March 31,
     1999;

          (3) Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

          (4) Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

          (5) Proxy Statement for the year ended December 31, 1998 filed on March 31, 1999; and

          (6) Annual Report on Form 11-K filed on June 25, 1999.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

        International Home Foods, Inc.
        1633 Littleton Road
        Parsippany, New Jersey 07054
        Attention: Lynne Misericordia
        Telephone: (973) 359-3195

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DECEMBER   , 1999

                                     [LOGO]

                         INTERNATIONAL HOME FOODS, INC.
                                  COMMON STOCK

                               10,000,000 SHARES

                          ----------------------------

                                   PROSPECTUS
                          ----------------------------

                          DONALDSON, LUFKIN & JENRETTE
                           DEUTSCHE BANC ALEX. BROWN
                             CHASE SECURITIES INC.
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER

--------------------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of International Home Foods have not changed since the date hereof.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by International Home Foods, Inc. (the "Registrant") in connection with the registration of the common stock offered hereby are as follows:


SEC registration fee........................................  $ 59,744
"Blue Sky" fees and expenses................................     5,000
Printing and engraving expenses.............................   300,000
Legal fees and expenses.....................................   100,000
Accounting fees and expenses................................   125,000
Transfer agent and registrar fees...........................     5,000
Miscellaneous expenses......................................    20,266
                                                              --------
          Total.............................................  $615,000
                                                              ========



     The selling stockholders will not bear any of these expenses.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Ten of the Amended and Restated Certificate of Incorporation of the Registrant provides that the Registrant shall indemnify its officers and directors to the maximum extent allowed by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, the Registrant generally has the power to indemnify its current and former directors against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the Registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant also has the power to purchase and maintain insurance for its directors and officers and has purchased a policy providing such insurance.

     The preceding discussion of the Registrant's Amended and Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and Section 145 of the Delaware General Corporation Law.

     The Registrant has entered into indemnification agreements with the Registrant's directors and officers. Pursuant to such agreements, the Registrant will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Registrant or assumed certain responsibilities at the direction of the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


      EXHIBIT NO.                                DESCRIPTION
         1.1*            -- Underwriting Agreement
         4.1***          -- Registration Rights Agreement made as of November 1, 1996 by and among International Home Foods, Inc. (formerly
                            American Home Food Products, Inc.), AHP Subsidiary
                            Holding Corporation and AHFP Holding Corporation
         5.1*            -- Opinion of Vinson & Elkins L.L.P.
        12.1****         -- Statement regarding Computation of Consolidated Ratio of
                            Earnings to Fixed Charges
        23.1**           -- Consent of PricewaterhouseCoopers LLP, Independent
                            Accountants
        23.2**           -- Consent of Vinson & Elkins L.L.P.
        24.1*            -- Power of Attorney (included on signature page)
        27.1****         -- Financial Data Schedule


------------------------------


   * Previously filed



  ** Filed herewith



 *** Incorporated by reference to the Registrant's Registration Statement on Form S-4, dated February 19, 1997, File No. 333-18859



**** Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 and to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director or officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 13th day of December, 1999.


                                            INTERNATIONAL HOME FOODS, INC.

                                            By:   /s/ C. DEAN METROPOULOS
                                              ----------------------------------
                                                     C. Dean Metropoulos,

                                                   Chief Executive Officer

                                 EXHIBIT INDEX


      EXHIBIT NO.                                DESCRIPTION
         1.1*            -- Underwriting Agreement
         4.1***          -- Registration Rights Agreement made as of November 1, 1996 by and among International Home Foods, Inc. (formerly
                            American Home Food Products, Inc.), AHP Subsidiary
                            Holding Corporation and AHFP Holding Corporation
         5.1*            -- Opinion of Vinson & Elkins L.L.P.
        12.1****         -- Statement regarding Computation of Consolidated Ratio of
                            Earnings to Fixed Charges
        23.1**           -- Consent of PricewaterhouseCoopers LLP, Independent
                            Accountants
        23.2**           -- Consent of Vinson & Elkins L.L.P.
        24.1*            -- Power of Attorney (included on signature page)
        27.1****         -- Financial Data Schedule


------------------------------


   * Previously filed



  ** Filed herewith



 *** Incorporated by reference to the Registrant's Registration Statement on Form S-4, dated February 19, 1997, File No. 333-18859



**** Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 and to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.